                                           Filed Pursuant to Rule 424(b)(4)
                                           Registration Statement No. 333-17661

PROSPECTUS
----------------

                                2,500,000 SHARES

                                COULTPHARM.LOGO

                                  COMMON STOCK

     All of the 2,500,000 shares of Common Stock offered hereby are being sold by Coulter Pharmaceutical, Inc. ("Coulter Pharmaceutical" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol CLTR.

                               ------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


===============================================================================================
                                            PRICE TO         UNDERWRITING       PROCEEDS TO
                                             PUBLIC          DISCOUNT(1)         COMPANY(2)
-----------------------------------------------------------------------------------------------
Per Share.............................       $12.00             $0.84              $11.16
-----------------------------------------------------------------------------------------------
Total(3)..............................    $30,000,000         $2,100,000        $27,900,000
===============================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $665,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $34,500,000, $2,415,000 and $32,085,000, respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about January 31, 1997, at the office of the agent of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

                               ALEX.BROWN & SONS
                                    INCORPORATED

                                                   PACIFIC GROWTH EQUITIES, INC.

January 28, 1997

     Depicted above is a computer screen display from the interactive database of clinical trial data which the Company intends to submit to the FDA in connection with its application for marketing approval of its B-1 Therapy. The four medical images represent a time sequence response of a non-Hodgkin's lymphoma patient treated with the Company's B-1 Therapy. This patient had failed three prior regimens of chemotherapy and was treated with the B-1 Therapy as part of the Company's completed Phase I/II clinical trial. The lymph nodes of the patient's upper chest (outlined in yellow) are depicted (1) immediately prior to B-1 Therapy, (2) three months and (3) six months after treatment as the malignancy disappears, as well as (4) 28 months after treatment where the lymph nodes have returned to normal or have become residual scar tissue. The images depicted represent the results of treatment for only one patient and are not necessarily indicative of results that will be obtained from extensive clinical testing. See "Risk Factors -- Uncertainties Related to Product Development" and "Business -- Clinical Results and Development Plan." The Company's B-1 Therapy has not been approved for sale in the United States or elsewhere. The Company will be required to conduct additional clinical trials prior to submitting an application to the FDA for marketing approval of the B-1 Therapy. The Company expects to submit an application to the FDA for the treatment of non-Hodgkin's lymphoma in low-grade and transformed low-grade patients refractory to chemotherapy in the second half of 1998, although no assurance can be given that it will be able to do so.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

     Coulter Pharmaceutical is engaged in the development of novel drugs and therapies for the treatment of people with cancer. The Company currently is developing a family of cancer therapeutics based upon two platform technologies (i.e., the technologies upon which it intends to base product development): conjugated antibodies and tumor-activated peptide ("TAP") pro-drugs. The Company's most advanced product candidate, the "B-1 Therapy," consists of a monoclonal antibody conjugated with a radioisotope. In a Phase I/II clinical trial of the B-1 Therapy, 40 patients with low-grade or transformed low-grade non-Hodgkin's lymphoma ("NHL") who had relapsed from previous chemotherapy regimens achieved an 82% overall response rate and a 45% complete response rate. The Company has commenced a pivotal Phase II/III clinical trial for the treatment of NHL in low-grade and transformed low-grade patients refractory to chemotherapy. The Company intends to file for U.S. Food and Drug Administration ("FDA") marketing approval of its B-1 Therapy for this indication in the second half of 1998. The Company believes that the B-1 Therapy, if successfully developed, could become the first radioimmunotherapy approved in the United States for the treatment of people with cancer. The Company's TAP pro-drug program is designed to broaden significantly the therapeutic windows of conventional chemotherapies. The Company currently is developing a pro-drug version of doxorubicin to treat certain solid tumor cancers with the objective of commencing clinical trials in early 1998.

     Cancer is a family of more than one hundred diseases that can be categorized into two broad groups: hematologic ("blood-borne") malignancies and solid tumor cancers. The Company's B-1 Therapy addresses NHL, a blood-borne cancer of the immune system affecting B-cells that is categorized as low-, intermediate- or high-grade disease. In the United States, the Company estimates that approximately 140,000 patients have low-grade or transformed low-grade NHL. While patients with low-grade and transformed low-grade NHL often can achieve one or more remissions with chemotherapy, eventually these patients relapse and ultimately die from the disease or from complications of treatment.

     The B-1 Therapy is designed to optimize therapeutic benefit for each patient without the debilitating side effects typically associated with conventional cancer treatments. The Company's B-1 Therapy consists of a radioisotope, (131)Iodine ("(131)I"), combined with a monoclonal antibody (the "B-1 Antibody") which recognizes and binds to the CD20 antigen, an antigen commonly expressed on the surface of B-cells primarily during that stage of their life cycle when NHL arises. The B-1 Therapy is administered to patients pursuant to a proprietary therapeutic protocol consisting of a single, two-dose regimen that the Company believes can be administered primarily on an outpatient basis.

     The Company's strategy includes seeking expedited initial approval of the B-1 Therapy for the treatment of low-grade and transformed low-grade NHL in patients who are refractory to chemotherapy, while simultaneously pursuing trials to broaden the initial label indication. For its initial indication, the Company will pursue approval under the "Clinton-Kessler Cancer Initiative," a regulatory initiative intended to accelerate the testing, review and approval of therapies for patients suffering from life-threatening or disabling cancers who have limited treatment options. Based on this initiative and on guidance from FDA staff, the Company has designed its pivotal Phase II/III trial to include 60 patients and a post-treatment follow-up period of six months. The Company intends to seek approval for other NHL indications and, accordingly, is planning to commence a Phase III/IV "post-approval" clinical trial during the second half of 1997 in patients with low-grade or transformed low-grade NHL in first or second relapse. The Company also has commenced a Phase II trial of the B-1 Therapy as a stand-alone, first-line treatment for patients newly diagnosed with low-grade NHL. The

Company believes that this Phase II trial is the first clinical trial of a radioimmunotherapy as a stand-alone, first-line treatment for people with cancer.

     In its second technology platform, the Company is developing TAP pro-drug versions of cytotoxic drugs designed to be activated preferentially in the proximity of metastatic cancer cells, yet stable in circulation and normal tissues. Accordingly, relatively larger quantities of cytotoxic agents are expected to reach and enter malignant cells as opposed to normal cells, which could permit a significant increase in maximum tolerated dosages, potentially overcoming drug resistance in cancer cells.

     The Company is engaged in preclinical development of "Super-Leu-Dox," a pro-drug version of doxorubicin, with the objective of commencing clinical trials in early 1998. In vitro studies have shown that Super-Leu-Dox is 40 times more likely to be absorbed and chemically activated by tumor cells than by normal cells. An earlier leucine-doxorubicin conjugate was tested as a stand-alone therapy in the treatment of solid tumors in two separate dose escalation trials in Europe in a total of 59 patients. Patients in these trials safely tolerated doses well in excess of those associated with unmodified doxorubicin.

     The Company intends to market and sell its products in the United States through a direct sales force and, where appropriate, in collaboration with marketing partners. The Company believes that an established sales and marketing capability will enable it to compete effectively for opportunities to license or distribute later-stage product candidates and even approved products. Internationally, the Company intends to distribute its products through marketing partners.

     The Company's conjugated antibody program is based upon the antibody therapeutics program which originated in the late 1970s at Coulter Corporation, a recognized leader in the field of hematology. Upon its formation in February 1995, the Company acquired worldwide rights to the B-1 Therapy and related intellectual property, know-how and other assets from Coulter Corporation. Coulter Corporation will own 16.6% of the Company's stock subsequent to the offering.

     The Company was incorporated under the laws of Delaware in February 1995. The Company's executive offices are located at 550 California Avenue, Suite 200, Palo Alto, California 94306, and its telephone number is (415) 842-7300.

                                  THE OFFERING

Common Stock offered by the Company..........  2,500,000 shares
Common Stock to be outstanding after the
  offering...................................  10,010,268 shares (1)
Use of proceeds..............................  For funding of clinical trials, manufacturing, initial prelaunch marketing of
                                               the B-1 Therapy; and for other research and
                                               development, working capital and general
                                               corporate purposes
Nasdaq National Market symbol................  CLTR

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     NINE MONTHS
                                                                                   ENDED SEPTEMBER
                                                 YEAR ENDED DECEMBER 31,                 30,
                                          -------------------------------------   ------------------
                                           1992      1993      1994      1995      1995       1996
                                          -------   -------   -------   -------   -------   --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
     Research and development
       expenses.........................  $ 1,574   $ 1,838   $ 2,798   $ 2,739   $ 1,688   $  9,896
     Net loss...........................  $(1,701)  $(2,016)  $(3,086)  $(3,229)  $(2,031)  $(10,821)
     Pro forma net loss per share.......                                                    $  (1.40)
     Shares used in computing pro forma
       net loss per share(2)............                                                       7,736

                                                                        SEPTEMBER 30, 1996
                                                                    --------------------------
                                                                    ACTUAL      AS ADJUSTED(3)
                                                                    -------     --------------
CONSOLIDATED BALANCE SHEET DATA:
     Cash, cash equivalents and short-term investments............  $18,835        $ 50,558
     Working capital..............................................   13,497          45,220
     Total assets.................................................   20,484          52,207
     Deficit accumulated during the development stage.............  (13,814)        (13,814)
     Total stockholders' equity...................................   14,806          46,529

---------------
(1) Based on the number of shares outstanding at September 30, 1996, after giving effect to the automatic conversion of all outstanding shares of Preferred Stock into Common Stock and the assumed cash exercise of warrants to purchase 498,705 shares of Common Stock prior to the closing of this offering. Excludes 548,604 shares which were subject to outstanding options at such date at a weighted average exercise price of $0.62 per share. As of December 6, 1996, 802,305 shares were subject to outstanding options at such date at a weighted average exercise price of $1.38 per share, and an additional 24,666 shares were subject to an outstanding warrant at such date at an exercise price of $9.75 per share. See "Capitalization,"
    "Management -- Stock Option Plans" and Note 8 of Notes to Consolidated Financial Statements.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing pro forma net loss per share.
(3) As adjusted to reflect the sale of 2,500,000 shares of Common Stock offered by the Company hereby at the public offering price of $12.00 per share and the receipt of the estimated proceeds therefrom and after giving effect to the assumed cash exercise of warrants to purchase 498,705 shares of Common Stock prior to the closing of this offering. See "Use of Proceeds" and "Capitalization."

                         ------------------------------

     Except in the Consolidated Financial Statements of the Company or as otherwise noted, all information in this Prospectus (a) assumes no exercise of the Underwriters' over-allotment option, (b) reflects a one-for-three reverse split of capital stock of the Company effected prior to the effectiveness of this offering and (c) reflects the conversion of all outstanding Preferred Stock of the Company into Common Stock upon the closing of this offering. See "Description of Capital Stock," "Underwriting" and Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

     Uncertainties Related to Product Development. The Company's product candidates are generally in early stages of development, with only one in clinical trials. The development of safe and effective therapies for the treatment of people with cancer is highly uncertain and subject to numerous risks. Product candidates that may appear to be promising at early stages of development may not reach the market for a number of reasons. Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality or may fail to achieve market acceptance.

     The results of initial preclinical and clinical testing of the products under development by the Company are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical testing. The Company's clinical data gathered to date with respect to its B-1 Therapy are primarily from a Phase I/II dose escalation trial which was designed to develop and refine the therapeutic protocol, to determine the maximum tolerated dose of total body radiation and to assess the safety and efficacy profile of treatment with a radiolabeled antibody. Further, the data from this Phase I/II dose escalation trial were compiled from testing conducted at a single site and with a relatively small number of patients per NHL histology and disease stage. Substantial additional development and clinical testing and investment will be required prior to seeking any regulatory approval for commercialization of this potential product. There can be no assurance that clinical trials of the B-1 Therapy or other product candidates under development will demonstrate the safety and efficacy of such products to the extent necessary to obtain regulatory approvals for the indications being studied, or at all. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. The failure to demonstrate adequately the safety and efficacy of the B-1 Therapy or any other therapeutic product under development could delay or prevent regulatory approval of the product and would have a material adverse effect on the Company's business, financial condition and results of operations.

     Furthermore, the timing and completion of current and planned clinical trials of the B-1 Therapy, as well as clinical trials of other products, are dependent upon, among other factors, the rate at which patients are enrolled, which is a function of many factors, including the size of the patient population, the proximity of patients to the clinical sites, the eligibility criteria for the study and the existence of competing clinical trials. There can be no assurance that delays in patient enrollment in clinical trials will not occur, and any such delays may result in increased costs, program delays or both, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Early Stage of Development. Since its inception in 1995, the Company has been engaged in the development of drugs and related therapies for the treatment of people with cancer. The Company's product candidates are generally in early stages of development, with only one in clinical trials. No revenues have been generated from product sales or product royalties; and products resulting from the Company's research and development efforts, if any, are not expected to be available commercially for at least the next few years. No assurance can be given that the Company's product development efforts, including clinical trials, will be successful, that required regulatory approvals for the indications being studied can be obtained, that its products can be manufactured at acceptable cost and with appropriate quality or that any approved products can be successfully marketed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Government Regulation; No Assurance of Regulatory Approvals. All new drugs and biologics, including the Company's products under development, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the Food, Drug and Cosmetic Act and other laws including, in the case of biologics, the Public Health Services Act, and by state and local governments. Such regulations govern, among other things, the development, testing, manufacture, labeling, storage, premarket clearance or approval, advertising, promotion, sale and distribution of such products. If drug products are marketed abroad, they also are subject to extensive regulation by foreign governments.

     The regulatory process, which includes preclinical studies and clinical trials of each potential product, is lengthy, expensive and uncertain. Prior to commercial sale in the United States, most new drugs and biologics, including the Company's products under development, must be cleared or approved by the FDA. Securing FDA marketing clearances and approvals often requires the submission of extensive preclinical and clinical data and supporting information to the FDA. Product clearances and approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of unforeseen problems following initial marketing. Moreover, regulatory clearances or approvals for products such as new drugs and biologics, even if granted, may include significant limitations on the uses for which such products may be marketed.

     There can be no assurance that the Company will be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for any of its product candidates, and delays in receipt or failures to receive such clearances or approvals or failures to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. Certain material manufacturing changes to new drugs and biologics also are subject to FDA review and clearance or approval. There can be no assurance that any clearances or approvals that are required, once obtained, will not be withdrawn or that compliance with other regulatory requirements can be maintained. Further, failure to comply with applicable FDA and other regulatory requirements can result in sanctions being imposed on the Company or the manufacturers of its products, including warning letters, fines, product recalls or seizures, injunctions, refusals to permit products to be imported into or exported out of the United States, refusals of the FDA to grant premarket clearance or premarket approval of drugs and biologics or to allow the Company to enter into government supply contracts, withdrawals of previously approved marketing applications and criminal prosecutions.

     Manufacturers of drugs and biologics also are required to comply with the applicable FDA good manufacturing practice ("GMP") regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA, including unannounced inspection, and must be licensed before they can be used in commercial manufacturing of the Company's products. There can be no assurance that the Company or its suppliers will be able to comply with the applicable GMP regulations and other FDA regulatory requirements. Such failure could have a material adverse effect on the Company's business, financial condition and results of operations.

     An important part of the Company's strategy is to obtain expedited marketing approval for its B-1 Therapy based upon policy changes in the regulatory environment broadly referred to as the Clinton-Kessler Cancer Initiative, announced in March 1996. Significant uncertainty exists as to the extent to which such initiative will result in accelerated review and approval. Further, the FDA has not made available comprehensive guidelines with respect to this initiative, retains considerable discretion to determine eligibility for accelerated review and approval and is not bound by discussions that an applicant may have had with FDA staff. Accordingly, the FDA could employ such discretion to deny eligibility of the B-1 Therapy as a candidate for accelerated review or to require additional clinical trials or other information before approving the B-1 Therapy. A determination that the B-1 Therapy is not eligible for accelerated review or delays and additional expenses associated with generating a response to any such request for additional trials could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

     Dependence on Suppliers; Manufacturing and Scale-up Risk. The Company has no existing capacity or experience with respect to manufacturing products for large-scale clinical trials or commercial purposes. The Company is supplying the B-1 Antibody to clinical trial sites from an existing, finite inventory produced by Coulter Corporation. There can be no assurance that existing supplies of B-1 Antibody are sufficient to meet the Company's clinical trial requirements or that supplies can be obtained from a third-party supplier on a timely basis, if at all. To achieve the levels of production necessary to support ongoing clinical trials and for early commercialization of its B-1 Therapy, the Company has contracted with a third-party manufacturer, LONZA Biologics plc ("Lonza"), to produce unlabeled B-1 Antibody for use in clinical trials and intends to enter into a commercial supply agreement. However, in order to begin using Lonza-produced material in clinical trials, the Company must seek an FDA clearance of an Investigational New Drug ("IND") supplement showing that the Lonza-produced material is biologically equivalent to the material currently in use in clinical trials. There can be no assurance that the FDA will provide such clearance in a timely manner, if at all, and that clinical trials will not be delayed or disrupted as a result of the planned transition to the Lonza-produced material. Lonza has limited experience producing the B-1 Antibody on a commercial scale, and there can be no assurance that Lonza will be able to produce the Company's requirements at commercially reasonable prices or with acceptable quality.

     The Company also has contracted with MDS Nordion Inc. ("Nordion") to develop a process for radiolabeling the B-1 Antibody with (131)I at a centralized site. Further, the Company is in negotiations with Nordion to establish a centralized radiolabeling facility and to supply radiolabeled B-1 Antibody. Radiolabeling of the B-1 Antibody currently is conducted at individual clinical trial sites, but the Company plans to switch to centrally radiolabeled antibody from Nordion in mid-1997, for both completion of clinical trials and commercial supplies. However, before using Nordion-labeled material, an IND supplement must be cleared by the FDA. There can be no assurance that the FDA will provide such clearance in a timely manner, if at all, and that clinical trials will not be delayed or disrupted as a result. Furthermore, if the B-1 Therapy is approved and is successful in the market, Nordion's initial capacity to radiolabel antibodies would not be sufficient to meet all of the Company's commercial requirements, and additional capacity would have to be developed. There can be no assurance that Nordion would be able to complete any such expansion scale-up in a timely or cost effective manner, if at all, or that the Company could obtain such capacity from others.

     The Company is aware of only a limited number of manufacturers capable of producing the B-1 Antibody in commercial quantities or radiolabeling the antibody with (131)I on a commercial scale. Should either of the Company's existing or planned contractual relationships for production or radiolabeling of the B-1 Antibody cease or be interrupted, or if its existing suppliers are unable to meet the Company's requirements for any reason, there can be no assurance that any additional or alternative third parties could be engaged to carry out said production or radiolabeling on a timely basis or on commercially acceptable terms, if at all. To establish and qualify a new facility to centrally radiolabel antibodies could take as long as two years. Further, radiolabeled antibody cannot be stockpiled against future shortages due to the eight-day half-life of the (131)I radioisotope. Accordingly, any change in the Company's existing contractual relationships with, or interruption in supply from, its producer of unlabeled antibody or its radiolabeler could affect adversely the Company's ability to complete its ongoing clinical trials and to market the B-1 Therapy, if approved. Any such change or interruption would have a material adverse effect on the Company's business, financial condition and results of operations.

     Third-party manufacturers must comply with GMP regulations prescribed by the FDA and other standards prescribed by various federal, state and local regulatory agencies in the United States and any other relevant country. Failure to comply with these regulations could have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Government Regulation; No Assurance of Regulatory Approvals" and
"Business -- Government Regulation."

     Future Capital Needs; Uncertainty of Additional Funding. The Company's operations to date have consumed substantial and increasing amounts of cash. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. The development of the Company's technology and potential products will require a commitment of substantial funds. The Company expects that its existing capital resources, including the net proceeds of this offering and interest thereon, will be adequate to satisfy the requirements of its current and planned operations through 1998. However, the rate at which the Company expends its resources is variable, may be accelerated and will depend on many factors, including the scope and results of preclinical studies and clinical trials, continued progress of the Company's research and development of product candidates, the cost, timing and outcome of regulatory approvals, the expenses of establishing a sales and marketing force, the timing and cost of establishment or procurement of requisite production, radiolabeling and other manufacturing capacities, the cost involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the acquisition of technology licenses, the status of competitive products and the availability of other financing.

     The Company will need to raise substantial additional capital to fund its operations. The Company intends to seek such additional funding through public or private equity or debt financings from time to time, as market conditions permit. There can be no assurance that additional financing will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, substantial dilution to stockholders may result. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Uncertainty of Market Acceptance of the B-1 Therapy. Even if the Company's product candidates are approved for marketing by the FDA and other regulatory authorities, there can be no assurance that the Company's products will be commercially successful. If the Company's most advanced product candidate, the B-1 Therapy, is approved, it would represent a significant departure from currently approved methods of treatment for NHL and would require the handling of radioactive materials. Accordingly, the B-1 Therapy may experience under-utilization by oncologists and hematologists who are unfamiliar with the application of the B-1 Therapy in the treatment of NHL. Further, oncologists and hematologists are not typically licensed to administer radioimmunotherapies such as the Company's B-1 Therapy and will need to engage a nuclear medicine physician or receive specialty training to administer the B-1 Therapy. Market acceptance of the B-1 Therapy also could be affected adversely if recently enacted regulations of the Nuclear Regulatory Commission are not interpreted in a manner to permit the B-1 Therapy to be administered on an outpatient basis in most cases as is currently contemplated by the Company. Furthermore, market acceptance could be affected adversely because some hospitals may be required to administer the therapeutic dose of the B-1 Therapy on an inpatient basis under applicable state or local or individual hospital regulations. As with any new drug, doctors may be inclined to continue to treat patients with conventional therapies, in this case chemotherapy. Market acceptance also could be affected by the availability of third-party reimbursement. Failure of the B-1 Therapy to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Uncertainty Related to Health Care Reform and Third-Party Reimbursement,"
"-- Hazardous and Radioactive Materials," and "Business -- Radioactive and Other Hazardous Materials."

     Absence of Commercialization Resources and Experience. The Company intends to sell its products in the United States through a direct sales force and, where appropriate, in collaboration with marketing partners, and internationally through marketing partners. The Company currently does not possess the resources and experience necessary to commercialize any of its product candidates. If and when the FDA approves the Company's B-1 Therapy, the Company's ability to market the product will be contingent upon recruitment, training and deployment of a sales and marketing force. Development of an effective sales force will require significant financial resources and time. There can be no assurance that the Company will be able to establish such a sales force in a timely or cost effective manner, if at all, or that such a sales force will be capable of generating demand for the Company's B-1 Therapy or other product candidates. The Company has no arrangements for the international distribution of its B-1 Therapy, and there can be no assurance that the Company will be able to enter into any such arrangements in a timely manner or on commercially favorable terms, if at all. See "Business -- Marketing and Sales."

     Dependence Upon Proprietary Technology; Uncertainty of Patents and Proprietary Technology. The pharmaceutical and biotechnology fields are characterized by a large number of patent filings. A substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Research has been conducted for many years in the monoclonal antibody field by pharmaceutical and biotechnology companies and other organizations. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those of the Company. Patent applications are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. The Company may not be aware of all of the patents potentially adverse to the Company's interests that may have been issued to other companies, research or academic institutions, or others. No assurance can be given that such patents do not exist, have not been filed, or could not be filed or issued, which contain claims relating to the Company's technology, products or processes.

     To date, no consistent policy has emerged regarding the breadth of claims allowed in pharmaceutical and biotechnology patents. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are determined ultimately to be valid, the Company may be required to obtain licenses to one or more of such patents or to develop or obtain alternative technology. The Company is aware of various patents that have been issued to others that pertain to a portion of the Company's prospective business; however, the Company believes that it does not infringe any patents that ultimately would be determined to be valid. There can be no assurance that patents do not exist in the United States or in other foreign countries or that patents will not be issued to third parties that contain preclusive or conflicting claims with respect to the B-1 Therapy or any of the Company's other product candidates or programs. Commercialization of monoclonal antibody-based products may require licensing and/or cross-licensing of one or more patents with other organizations in the field. There can be no assurance that the licenses that might be required for the Company's processes or products would be available on commercially acceptable terms, if at all.

     The Company's breach of an existing license or failure to obtain a license to technology required to commercialize its product candidates may have a material adverse effect on the Company's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or to cease using such technology.

     The Company also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. The Company protects its proprietary technology and processes, in part, by confidentiality agreements with its employees, consultants, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its collaborators or contractors will not otherwise become known or be discovered independently by competitors.

     Patents issued and patent applications filed internationally relating to biologics are numerous and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by the Company. Moreover, there is certain subject matter which is patentable in the United States and not generally patentable outside of the United States. Statutory differences in patentable subject matter may limit the protection the Company can obtain on some of its inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and/or other issues may prevent the Company from obtaining patent protection outside of the United States which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Other Intellectual Property."

     History of Operating Losses; Anticipated Future Losses. The Company has a limited history of operations and has experienced significant losses since inception. As of September 30, 1996, the Company's accumulated deficit was approximately $13.8 million. The Company expects to incur significant additional operating losses over the next several years and expects cumulative losses to increase substantially due to expanded research and development efforts, preclinical studies and clinical trials and development of manufacturing, marketing and sales capabilities. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. All of the Company's product candidates are in development in preclinical studies and clinical trials, and no revenues have been generated from product sales. To achieve and sustain profitable operations, the Company, alone or with others, must develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell its products. The time frame necessary to achieve market success is long and uncertain. The Company does not expect to generate product revenues for at least the next few years. There can be no assurance that the Company will ever generate sufficient product revenues to become profitable or to sustain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Highly Competitive Industry; Risk of Technological Obsolescence. The pharmaceutical and biotechnology industries are intensely competitive. Any product candidate developed by the Company would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in research and development of products for the treatment of people with cancer. Many of these organizations have financial, technical, manufacturing and marketing resources greater than those of the Company. Several of them may have developed or are developing therapies that could be used for treatment of the same diseases targeted by the Company. One competitor known to the Company currently is conducting Phase III clinical trials of a chimeric antibody treatment for NHL. If a competing company were to develop or acquire rights to a more efficacious or safer cancer therapy for treatment of the same diseases targeted by the Company, or one which offers significantly lower costs of treatment, the Company's business, financial condition and results of operations could be materially adversely affected. The Company believes that its product development programs will be subject to significant competition from companies utilizing alternative technologies as well as to increasing competition from companies that develop and apply technologies similar to the Company's technologies. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company or developing products that are safer and more effective than those under development or proposed to be developed by the Company. There can be no assurance that research and development by others will not render the Company's technology or product candidates obsolete or non-competitive or result in treatments superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies. See "Business -- Competition."

     Dependence on Management and Other Key Personnel. The Company is dependent upon a limited number of key management and technical personnel. The loss of the services of one or more of such key employees could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's success will be dependent upon its ability to attract and retain additional highly qualified sales, management, manufacturing and research and develop-ment personnel. The Company faces intense competition in its recruiting activities, and there can be no assurance that the Company will be able to attract and/or retain qualified personnel.

     Exposure to Product Liability. The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Company has only limited product liability insurance for clinical trials and no commercial product liability insurance. There can be no assurance that the Company will be able to maintain existing insurance or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims brought against the Company in excess of its insurance coverage, if any, or a product recall could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Product Liability and Insurance."

     Uncertainty Related to Health Care Reform and Third-Party
Reimbursement. Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Recent initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause the Company to limit or eliminate spending on development projects and affect the Company's ultimate profitability. Legislative debate is expected to continue in the future, and market forces are expected to drive reductions of health care costs. The Company cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of the Company's proposed products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. The Company's B-1 Therapy, as potentially the first radioimmunotherapy for cancer, faces particular uncertainties due to the absence of a comparable, approved therapy to serve as a model for pricing and reimbursement decisions. Further, if the B-1 Therapy is not administered in most cases on an outpatient basis, as is contemplated currently by the Company, the projected cost of the therapy will be higher than anticipated. In addition, there can be no assurance that products can be manufactured on a commercial scale for a cost that will enable the Company to price its products within reimbursable rates. Consequently, there can be no assurance that the Company's product candidates will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. If adequate coverage and reimbursement rates are not provided by the government and third-party payors for the Company's products, the market acceptance of these products could be adversely affected, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Pharmaceutical Pricing and Reimbursement."

     Hazardous and Radioactive Materials. The manufacturing and use of the Company's B-1 Therapy requires the handling and disposal of (131)I, a radioactive isotope of iodine. The radiolabeling of the B-1 Antibody currently is performed by radiopharmacies at the individual clinical trial sites. These sites must comply with various state and federal regulations regarding the handling and use of radioactive materials. Violation of these state and federal regulations by a clinical trial site could delay significantly completion of such trials. For the continuation of its ongoing clinical trials and for commercial-scale production, the Company plans to rely on a contract manufacturer, Nordion, to radiolabel the B-1 Antibody with (131)I, initially at a single location in Canada. Violations of safety regulations could occur with this manufacturer, and, therefore, there is a risk of accidental contamination or injury. In the event of any such noncompliance or accident, the supply of radiolabeled B-1 Antibody for use in clinical trials or commercially could be interrupted, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also expects to use hazardous chemicals and radioactive compounds in its ongoing research activities. The Company could be held liable for any damages that result from such an accident, contamination or injury from the handling and disposal of these materials, as well as for unexpected remedial costs and penalties that may result from any violation of applicable regulations, which could result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may incur substantial costs to comply with environmental regulations. See "Business -- Radioactive and Other Hazardous Materials."

     Control By Officers, Directors and Principal Stockholders. Following completion of this offering, directors, executive officers and principal stockholders of the Company will beneficially own approximately 52.1% of the outstanding shares of the Company's Common Stock. Further, two of the Company's stockholders, InterWest Partners and Coulter Corporation together with associated persons, will beneficially own approximately 37.9% of the outstanding shares of the Company's Common Stock. Accordingly, these stockholders, individually and as a group, may be able to control the Company and direct its affairs and business, including any determination with respect to a change in control of the Company, future issuances of Common Stock or other securities by the Company, declaration of dividends on the Common Stock and the election of directors. See "Principal Stockholders."

     No Prior Public Market for Common Stock; Potential Volatility of Stock Price. Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or continue after this offering. The initial public offering price was determined through negotiations between the Company and the Underwriters. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly held biotechnology and pharmaceutical companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products by the Company or its competitors, release of reports by securities analysts, developments or disputes concerning patents or proprietary rights, regulatory developments, changes in regulatory or medical reimbursement policies, economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant and adverse impact on the market price of the Common Stock. See "Underwriting."

     Potential Adverse Impact of Shares Eligible for Future Sale. Sales of shares of Common Stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon completion of this offering, the Company will have outstanding an aggregate of 10,035,604 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of options outstanding as of December 6, 1996. Of these shares, the 2,500,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by affiliates of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 7,535,604 shares of Common Stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701, promulgated under the Securities Act. As a result of agreements not to sell such shares (the

"Lock-up Agreements") and the provisions of Rules 144 and 701, additional shares will be available in the public market as follows: (i) no Restricted Shares will be eligible for immediate sale on the effective date of this offering; (ii) 2,937,608 Restricted Shares (plus 154,794 shares of Common Stock issuable to employees and consultants pursuant to stock options that are then vested) will be eligible for sale upon expiration of Lock-up Agreements 180 days after the date of this Prospectus; and (iii) the remainder of the Restricted Shares will be eligible for sale from time to time thereafter upon expiration of their respective two-year holding periods. However, proposals currently under consideration by the Securities and Exchange Commission ("SEC") would permit shares to be sold under Rule 144 upon completion of a one-year holding period. Upon completion of this offering, the holders of 7,097,994 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

     Dilution. Purchasers of the shares of Common Stock offered hereby will experience immediate dilution of $7.35 in net tangible book value per share after deducting the underwriting discounts and estimated offering expenses. Such investors will experience additional dilution upon the exercise of outstanding options. See "Dilution."

     Adverse Impact of Possible Issuances of Preferred Stock; Anti-Takeover Effect of Certain Charter and Bylaw Provisions. Upon completion of this offering, the Board of Directors will have authority to issue up to 3,000,000 shares of Preferred Stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could affect adversely the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. Additionally, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may affect adversely the market price of and the voting and other rights of the holders of the Common Stock. In addition, the Company's Bylaws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions, along with certain provisions of California law applicable to the Company, could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's stockholders of the opportunity to sell their shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock."

     Forward-looking Statements. This prospectus contains forward-looking statements, which may be deemed to include the Company's plans to continue development of its B-1 Therapy, conduct clinical trials with respect to the B-1 Therapy and other product candidates, seek regulatory approvals, engage third-party manufacturers to supply its clinical trials and commercial requirements, establish a sales and marketing capability, evaluate additional product candidates for subsequent clinical and commercial development and expend the proceeds of this offering. Actual results could differ materially from those projected in any forward-looking statements for a variety of reasons, including those detailed in the other sections of this "Risk Factors" portion of the Prospectus or elsewhere in this Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby are estimated to be $27,235,000 ($31,420,000 if the Underwriters' over-allotment option is exercised in full).

     The Company anticipates that approximately $24 million of the proceeds of this offering will be used to support the development of its B-1 Therapy, including clinical trials, manufacturing and initial prelaunch marketing. The balance of the net proceeds of this offering, including interest earned thereon, is expected to be used primarily in the Company's other research and development programs such as its TAP pro-drug program and for working capital and other general corporate purposes. The Company may also use a portion of the net proceeds to acquire technologies or products complementary to its business, although no material expenditures in connection with any such acquisitions currently are anticipated. Pending application as described above, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

     The amounts and timing of the Company's actual expenditure for the purposes described above will depend upon a number of factors, including: the scope and results of preclinical studies and clinical trials; continued progress of the Company's research and development of potential products; the cost, timing and outcome of regulatory approvals; the expenses of establishing a sales and marketing force; the timing and cost of establishment or procurement of requisite production, radiolabeling and other manufacturing capacities; the cost involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the acquisition of technology licenses; the status of competitive products and the availability of other financing. The Company will require substantial additional funds to conduct its operations in the future, and there can be no assurance that such funding will be available on acceptable terms, if at all. The Company expects that its existing capital resources, including the net proceeds of this offering and interest thereon, will be adequate to satisfy the requirements of its current and planned operations through 1998.

                                DIVIDEND POLICY

     The Company has never paid a cash dividend on its capital stock and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996 (i) on an actual basis (adjusted to reflect the conversion of all outstanding Preferred Stock of the Company into Common Stock), (ii) on a pro forma basis to give effect to the issuance of 498,705 shares of Common Stock upon the assumed cash exercise of certain outstanding warrants for aggregate proceeds to the Company of approximately $4,488,000 and (iii) as adjusted to give effect to the sale by the Company of the 2,500,000 shares of Common Stock offered hereby at an offering price of $12.00 per share and the application of the estimated proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                      SEPTEMBER 30, 1996
                                                         --------------------------------------------
                                                                        PRO FORMA
                                                         ACTUAL (1)      ACTUAL       AS ADJUSTED (2)
                                                         ----------     ---------     ---------------
                                                                                       (IN THOUSANDS)
Stockholders' equity:
  Preferred Stock, $0.001 par value, 3,000,000 shares
     authorized; no shares issued or outstanding.......   $     --      $     --         $      --
  Common Stock, $0.001 par value, 30,000,000 shares
     authorized; 7,011,563 shares issued and
     outstanding actual; 7,510,268 shares issued and
     outstanding pro forma actual; 10,010,268 shares
     issued and outstanding as adjusted................          7             8                11
  Additional paid-in capital...........................     29,135        33,622            60,854
  Net unrealized loss on securities
     available-for-sale................................        (24)          (24)              (24)
  Deferred compensation................................       (498)         (498)             (498)
  Deficit accumulated during the development stage.....    (13,814)      (13,814)          (13,814)
                                                          --------      --------         ---------
     Total stockholders' equity........................     14,806        19,294            46,529
                                                          --------      --------         ---------
          Total capitalization.........................   $ 14,806      $ 19,294         $  46,529
                                                          ========      ========         =========

---------------
(1) Excludes 548,604 shares reserved for issuance upon exercise of stock options outstanding at September 30, 1996, at a weighted average exercise price of $0.62 per share and 498,705 shares issuable upon the assumed cash exercise of warrants outstanding at the same date at a weighted average exercise price of $9.00 per share. At September 30, 1996, options to purchase 65,148 shares and warrants to purchase 498,705 shares were immediately exercisable. At December 6, 1996, the Company had 802,305 shares reserved for issuance upon exercise of outstanding stock options, at a weighted average price of $1.38 per share, and 523,371 shares issuable upon exercise of warrants outstanding at a weighted average price of $9.04 per share. At December 6, 1996, options to purchase 58,897 shares and warrants to purchase 523,371 shares were immediately exercisable, including warrants to purchase 498,705 shares which warrants terminate upon the closing of the offering if not exercised prior thereto. See "Management -- Equity Incentive Plans" and Note 8 of Notes to Consolidated Financial Statements.

(2) Reflects the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an initial public offering price of $12.00 per share and the receipt of the estimated proceeds therefrom and includes the issuance of 498,705 shares of Common Stock upon the assumed cash exercise of certain outstanding warrants for aggregate proceeds to the Company of approximately $4,488,000.

                                    DILUTION

     As of September 30, 1996, the Company had a net tangible book value of approximately $19,282,000 or $2.57 per share of Common Stock (including approximately $4,488,000 from the assumed cash exercise of warrants to purchase 498,705 shares of Common Stock). Net tangible book value represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in the net tangible book value after September 30, 1996, other than to give effect to the receipt by the Company of the net proceeds from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an initial public offering price of $12.00 per share, the pro forma net tangible book value of the Company as of September 30, 1996 would have been approximately $46,517,000 or $4.65 per share. This represents an immediate increase in net tangible book value of $2.08 per share to existing stockholders and an immediate dilution of $7.35 per share to new investors. The following table illustrates this per share dilution:

    Initial public offering price per share.............................            $12.00
      Net tangible book value before the offering.......................  $2.57
      Increase per share attributable to new investors..................   2.08
                                                                          -----
    Pro forma net tangible book value per share after the offering......              4.65
                                                                                     -----
    Dilution per share to new investors.................................            $ 7.35
                                                                                     =====

     The following table summarizes, on a pro forma basis as of September 30, 1996, the difference between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                                                TOTAL CASH
                                  SHARES PURCHASED             CONSIDERATION
                               ----------------------     -----------------------     AVERAGE PRICE
                                 NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                               -----------    -------     -----------     -------     -------------
    Existing stockholders....    7,510,268      75.0%     $33,093,553       52.5%        $  4.41
    New investors............    2,500,000      25.0       30,000,000       47.5           12.00
                                ----------       ---       ----------        ---
              Total..........   10,010,268     100.0%     $63,093,553      100.0%
                                ==========       ===       ==========        ===

     Other than as noted above, the foregoing computations assume the exercise of no stock options or warrants after September 30, 1996. As of September 30, 1996 options were outstanding to purchase 548,604 shares of Common Stock at a weighted average exercise price of $0.62 per share. As of December 6, 1996, options were outstanding to purchase 802,305 shares of Common Stock at a weighted average exercise price of $1.38 per share and warrants were outstanding to purchase 523,371 shares of Common Stock at a weighted average exercise price of $9.04 per share, including warrants to purchase 498,705 shares which warrants terminate upon the closing of the offering if not exercised prior thereto. See "Management -- Equity Incentive Plans" and Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of December 31, 1993, 1994 and 1995 and September 30, 1996 and for each of the two years in the period ended December 31, 1994, the periods from January 1, 1995 to February 15, 1995 and from inception (February 16, 1995) to December 31, 1995, for the nine months ended September 30, 1996, and for the period from inception (February 16, 1995) to September 30, 1996 are derived from the Consolidated Financial Statements of Coulter Pharmaceutical, Inc. and the Financial Statements of the Antibody Therapeutics Business Operations of Coulter Corporation that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus. The statement of operations data for the period from inception (February 16, 1995) to September 30, 1995 are derived from unaudited financial statements of the Company included elsewhere herein and the statement of operations data for the year ended December 31, 1992 are derived from unaudited financial statements of the Antibody Therapeutics Business Operations of Coulter Corporation not included herein which, in the opinion of management of the Company and the management of Coulter Corporation, respectively, reflect all adjustments, consisting only of normal recurring adjustments, that the Company and Coulter Corporation consider necessary for a fair presentation of the results of operations for these periods. The operating results of the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year.

                                                                                                          FIRST NINE
                                                                                                         MONTHS 1995
                                                                                                         ------------
                                                                                                           ANTIBODY
                                                                              FULL YEAR 1995             THERAPEUTICS
                                                                       -----------------------------       BUSINESS
                                        ANTIBODY THERAPEUTICS BUSINESS OPERATIONS                         OPERATIONS
                                                 OF COULTER CORPORATION                   COMPANY         OF COULTER
                                      ---------------------------------------------     ------------     CORPORATION
                                                                                         INCEPTION       ------------
                                         YEAR ENDED DECEMBER 31,        JANUARY 1,       (FEBRUARY        JANUARY 1,
                                                                         1995 TO        16, 1995) TO       1995 TO
                                      -----------------------------    FEBRUARY 15,     DECEMBER 31,     FEBRUARY 15,
                                       1992       1993       1994          1995             1995             1995
                                      -------    -------    -------    ------------     ------------     ------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
   Operating expenses:
   Research and development........   $ 1,574    $ 1,838    $ 2,798       $  200          $  2,539          $  200
   General and administrative......       127        178        288           36               581              36
                                         ----       ----     ------         ----            ------            ----
       Total operating expenses....     1,701      2,016      3,086          236             3,120             236
   Interest income.................        --         --         --           --               127              --
                                         ----       ----     ------         ----            ------            ----
   Net loss........................   $(1,701)   $(2,016)   $(3,086)      $ (236)         $ (2,993)         $ (236)
                                         ====       ====     ======         ====            ======            ====
   Pro forma net loss per share....                                                       $  (0.44)
                                                                                            ======
   Shares used in computing pro
     forma net loss per share......                                                          6,798
                                                                                            ======


                                                          COMPANY
                                     -------------------------------------------------
                                       INCEPTION                           INCEPTION
                                     (FEBRUARY 16,      NINE MONTHS      (FEBRUARY 16,
                                       1995) TO            ENDED           1995) TO
                                     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                         1995              1996              1996
                                     -------------     -------------     -------------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
   Operating expenses:
   Research and development........     $ 1,488          $   9,896         $  12,435
   General and administrative......         380              1,453             2,034
                                         ------            -------           -------
       Total operating expenses....       1,868             11,349            14,469
   Interest income.................          73                528               655
                                         ------            -------           -------
   Net loss........................     $(1,795)         $ (10,821)        $ (13,814)
                                         ======            =======           =======
   Pro forma net loss per share....                      $   (1.40)
                                                           =======
   Shares used in computing pro
     forma net loss per share......                          7,736
                                                           =======

                                                                  ANTIBODY THERAPEUTICS
                                                                  BUSINESS OPERATIONS OF
                                                                   COULTER CORPORATION                        COMPANY
                                                              ------------------------------      -------------------------------
                                                              DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      SEPTEMBER 30,
                                                                  1993              1994              1995              1996
                                                              ------------      ------------      ------------      -------------
                                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
   Cash, cash equivalents and short-term investments.......      $   --             $ --            $  3,438           $18,835
   Working capital (deficit)...............................        (124)             (50)              2,878            13,497
   Total assets............................................         109              135               3,628            20,484
   Deficit accumulated during the development stage........          --               --              (2,993)          (13,814)
   Total stockholders' equity..............................          --               --               2,997            14,806
   Coulter Corporation's net investment....................         (15)              85                  --                --

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

     Coulter Pharmaceutical is engaged in the development of novel drugs and therapies for the treatment of people with cancer. The Company's first product candidate, the B-1 Therapy, is based upon the antibody therapeutics program which originated in the late 1970s at Coulter Corporation. Coulter Corporation conducted research and development on the potential therapeutic applications of the B-1 Antibody as part of a broader antibody therapeutics program. To accelerate the pace of development of the B-1 Therapy and to obtain external sources of capital for the program, Coulter Corporation decided to create a separate Company into which it placed its conjugated antibody therapeutics assets. Thus, in February 1995, Coulter Pharmaceutical was incorporated and acquired worldwide rights to the B-1 Therapy and related intellectual property, know-how and other assets from Coulter Corporation.

     To date, the Company has devoted substantially all of its resources to its research and development programs. No revenues have been generated from product sales, and products resulting from the Company's research and development efforts, if any, are not expected to be available commercially for at least the next few years. The Company has a limited history of operations and has experienced significant operating losses to date. The Company expects to incur significant additional operating losses over the next several years and expects cumulative losses to increase substantially due to expanded research and development efforts, preclinical studies and clinical trials and development of manufacturing, marketing and sales capabilities. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. There can be no assurance that the Company will successfully develop, manufacture and commercialize its products or ever achieve or sustain product revenues or profitability. As of September 30, 1996, the Company's accumulated deficit was approximately $13.8 million.

RESULTS OF OPERATIONS

     The following table consists of operating data for the years ended December 1993 and 1994 for the Antibody Therapeutics Business Operations of Coulter Corporation. The table combines data for the Antibody Therapeutics Business Operations of Coulter Corporation (for the period January 1, 1995 to February 15, 1995) and the Company (for the period from February 16, 1995 to December 31,
1995) in order to facilitate management's discussion of financial results. Certain costs and expenses presented in the statements of operations of the Antibody Therapeutics Business Operations of Coulter Corporation represent allocations and Coulter Corporation's management's estimates. As a result, the statements of operations presented for periods prior to February 16, 1995 are not strictly comparable to those of subsequent periods and may not be indicative of the results of operations that would have been achieved had the Antibody Therapeutics Business Operations of Coulter Corporation operated as a non-affiliated entity during such period.

                             ANTIBODY THERAPEUTICS
                             BUSINESS OPERATIONS OF
                              COULTER CORPORATION                  COMBINED                   COMPANY
                           --------------------------  --------------------------------  -----------------
                            YEAR ENDED    YEAR ENDED    YEAR ENDED   NINE MONTHS ENDED   NINE MONTHS ENDED
                           DECEMBER 31,  DECEMBER 31,  DECEMBER 31,    SEPTEMBER 30,       SEPTEMBER 30,
                               1993          1994          1995             1995               1996
                           ------------  ------------  ------------  ------------------  -----------------
                                                           (IN THOUSANDS)
Operating expenses:
Research and development...   $  1,838     $  2,798      $  2,739         $  1,688           $   9,896
  General and
    administrative.........        178          288           617              416               1,453
                                ------      -------       -------          -------            --------
Total operating expenses...      2,016        3,086         3,356            2,104              11,349
Interest income............         --           --           127               73                 528
                                ------      -------       -------          -------            --------
Net loss...................   $ (2,016)    $ (3,086)     $ (3,229)        $ (2,031)          $ (10,821)
                                =====       =======       =======          =======            ========

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1996 AND COMBINED NINE MONTHS ENDED SEPTEMBER 30, 1995

     Operating Expenses. Research and development expenses were $9.9 million for the nine months ended September 30, 1996, compared to $1.7 million for the combined nine month period ended September 30, 1995, an increase of $8.2 million. This increase was due primarily to increases in staffing and expenditures associated with the development of the B-1 Therapy, including costs of clinical trials and manufacturing expenses. These manufacturing expenses included certain expenses associated with scaled-up production of monoclonal antibodies and the establishment of a centralized radiolabeling capability. The Company expects its research and development expenses to grow during the remainder of 1996 and in 1997, reflecting anticipated increased costs related to additions to staffing, preclinical studies, clinical trials and manufacturing.

     General and administrative expenses were $1.5 million for the nine months ended September 30, 1996, compared to $0.4 million for the combined nine month period ended September 30, 1995, an increase of $1.1 million. This increase was incurred to support the Company's facilities expansion, increased research and development efforts, and related legal and patent activities. The Company expects its general and administrative expenses to continue to increase during the remainder of 1996 and in 1997, in support of its increased research and development, patent and corporate development activities, as well as increasing commercialization efforts in anticipation of potential product sales.

     Interest Income. Interest income was $0.5 million for the nine months ended September 30, 1996, compared to $0.1 million for the combined nine month period ended September 30, 1995, an increase of $0.4 million. This increase was due to higher average cash, cash equivalent and short-term investment balances as a result of the Company's sale of Preferred Stock in August 1995 and April 1996.

COMPARISON OF COMBINED YEAR ENDED DECEMBER 31, 1995 AND THE ANTIBODY THERAPEUTICS BUSINESS OPERATIONS OF COULTER CORPORATION FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

     Operating Expenses. Research and development expenses were $2.7 million for the combined year ended December 31, 1995, compared to $2.8 million and $1.8 million for the years ended December 31, 1994 and 1993, respectively. The $0.1 million decrease in expenses from the year ended December 31, 1994 to the combined year ended December 31, 1995 was due primarily to the net effect of decreased expenses resulting from the elimination of payments to the Dana-Farber Cancer Institute for prepaid royalties and sponsored research, primarily offset by increases in staffing and in expenditures associated with the development of the B-1 Therapy, including costs of clinical trials and manufacturing expenses. The $1.0 million increase in expenses from 1993 to 1994 was due primarily to increased clinical development costs associated with the B-1 Therapy.

     General and administrative expenses were $0.6 million for the combined year ended December 31, 1995, compared to $0.3 million and $0.2 million for the years ended December 31, 1994 and 1993, respectively. The $0.3 million increase in expenses for the combined year ended December 31, 1995 from the year ended December 31, 1994 primarily represents expenses associated with the formation of the Company and investment in infrastructure. The $0.1 million increase in expenses from 1993 to 1994 was incurred to support increasing research and development activities of Coulter Corporation's antibody therapeutics program.

     Interest Income. The Company first reported interest income of $0.1 million for the combined year ended December 31, 1995, which resulted from investment of the net proceeds from the sale of the Company's Preferred Stock in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations primarily through private placements of equity securities totaling $28.4 million through September 30, 1996. In December 1996, the Company entered into a $3.8 million equipment financing agreement, all of which is currently available.

     Cash, cash equivalents and short-term investments totaled $18.8 million at September 30, 1996. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. The Company expects to incur substantial and increasing research and development expenses, including expenses related to additions to personnel, preclinical studies, clinical trials, manufacturing and commercialization efforts. The Company will need to raise substantial additional capital to fund its operations. The Company intends to seek such additional funding through public or private equity or debt financings from time to time, as market conditions permit. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize.

     Net cash used in operations was $6.3 million for the nine months ended September 30, 1996, compared to $1.4 million for the combined nine month period ended September 30, 1995. This increase is primarily the net result of the increased net loss for the period ended September 30, 1996, partially offset by an increase in accrued liabilities. The Company's capital expenditures increased to $0.8 million for the nine months ended September 30, 1996 from $0.1 million for the combined nine month period ended September 30, 1995, primarily representing investment in equipment associated with the centralized radiolabeling capability. Net cash provided by financing activities increased to $22.6 million for the nine months ended September 30, 1996 from $6.1 million for the combined nine month period ended September 30, 1995, resulting from the sale of the Company's Preferred Stock in April 1996.

     The Company expects that its existing capital resources, including the net proceeds of this offering and interest thereon, will be adequate to satisfy the requirements of its current and planned operations through 1998. At September 30 and December 31, 1996, the Company had no material commitments for capital expenditures. Moreover, the Company is not at present considering making any such commitments. The Company's future capital requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials; continued progress of the Company's research and development of potential products; the cost, timing and outcome of regulatory approvals; the expenses of establishing a sales and marketing force; the timing and cost of establishment or procurement of requisite production, radiolabeling and other capacities; the cost involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the need to acquire licenses to new technology; the status of competitive products; and the availability of other financing.

FOURTH QUARTER 1996 RESULTS

     Research and development expenses increased to $3.8 million for the three months ended December 31, 1996 compared to research and development expenses of $1.1 million for the three months ended December 31, 1995. General and administrative expenses increased to $1.0 million for the three months ended December 31, 1996 compared to $0.2 million for the three months ended December 31, 1995. These increases in expenses reflect the continued impact of the factors discussed in "Results of Operations -- Comparison of Nine Months Ended September 30, 1996 and Combined Nine Months Ended September 30, 1995." Net loss for the three months ended December 31, 1996 was $4.5 million compared to a net loss of $1.2 million for the three months ended December 31, 1995.

                                    BUSINESS

OVERVIEW

     Coulter Pharmaceutical is engaged in the development of novel drugs and therapies for the treatment of people with cancer. The Company currently is developing a family of cancer therapeutics based upon two platform technologies: conjugated antibodies and tumor-activated peptide pro-drugs. The Company's most advanced product candidate, the "B-1 Therapy," consists of a monoclonal antibody conjugated with a radioisotope. In a Phase I/II clinical trial of the B-1 Therapy, 40 patients with low-grade or transformed low-grade non-Hodgkin's lymphoma who had relapsed from previous chemotherapy regimens achieved an 82% overall response rate and a 45% complete response rate. The Company has commenced a pivotal Phase II/III clinical trial for the treatment of NHL in low-grade and transformed low-grade patients refractory to chemotherapy. The Company intends to file for U.S. Food and Drug Administration marketing approval of its B-1 Therapy for this indication in the second half of 1998. The Company believes that the B-1 Therapy, if successfully developed, could become the first radioimmunotherapy approved in the United States for the treatment of people with cancer. The Company has commenced and plans additional clinical trials to broaden the label indication of the B-1 Therapy. The Company's TAP pro-drug program is designed to broaden significantly the therapeutic windows of conventional chemotherapies. The Company currently is developing a pro-drug version of doxorubicin to treat certain solid tumor cancers with the objective of commencing clinical trials in early 1998.

     The Company was incorporated under the laws of Delaware in February 1995. The Company's conjugated antibody program is based upon the antibody therapeutics program which originated in the late 1970s at Coulter Corporation, a recognized leader in the field of hematology. Upon its formation in February 1995, the Company acquired worldwide rights to the B-1 Therapy and related intellectual property, know-how and other assets from Coulter Corporation.

BACKGROUND

Cancer:  The Disease and Its Treatment

     Cancer afflicts millions of people worldwide. It is currently the second leading cause of death in the United States and was projected to account for more than 550,000 deaths in 1996 alone. Some forty percent of Americans are expected to develop cancer and, despite noteworthy success in the treatment of some cancers, half of these cancer patients will die from the disease.

     Cancer is a family of more than one hundred diseases that can be categorized into two broad groups: (i) hematologic or blood-borne malignancies (e.g., lymphomas and leukemias) and (ii) solid tumor cancers (e.g., lung, prostate, breast and colon cancers). Both groups are generally characterized by a breakdown of the cellular mechanisms that regulate cell growth and cell death ("apoptosis") in normal tissues.

     Blood-borne cancers involve a disruption of the developmental processes of blood cell formation, preventing these cells from functioning normally in the blood and lymph systems. Death from blood-borne cancers ultimately is caused by infection, organ failure or bleeding. While chemotherapy is the primary treatment for blood-borne malignancies, many such malignancies are radiosensitive and some localized lymphomas can be treated with radiation therapy. Nonetheless, radiation therapy cannot be used in the treatment of most blood-borne malignancies because the levels of radiation necessary to destroy diseases that are widely disseminated within the body would result in severe damage to the bone marrow of the patient, leading to life-threatening suppression of the immune system, and other serious side effects.

     In solid tumor cancers, malignant tumors invade and disrupt nearby tissues and can also spread throughout the body or "metastasize." The impact of these tumors on vital organs such as the lungs and the liver frequently leads to death. Surgery is used to remove solid tumors that are accessible to the surgeon and can be effective if the cancer has not metastasized. Radiation therapy also can be employed to irradiate a solid tumor and surrounding tissues and is a first-line therapy for inoperable tumors, but side effects are a limiting factor in treatment. Radiation therapy is used frequently in conjunction with surgery either to reduce the tumor mass prior to surgery or to destroy tumor cells that may remain at the tumor site after surgery. However, radiation therapy cannot assure that all tumor cells will be destroyed and has only limited utility for treating widespread metastases. While surgery and radiation therapy are the primary treatments for solid tumors, chemotherapy and hormonal treatments often are used as adjunctive therapies and also are used as primary therapies for inoperable or metastatic cancers.

     Chemotherapy, which typically involves the intravenous administration of drugs designed to destroy malignant cells, is used for the treatment of both solid tumors and blood-borne malignancies. Chemotherapeutic drugs generally interfere with cell division and are therefore more toxic to rapidly dividing cancer cells. Since cancer cells can often survive the effect of a single drug, several different drugs usually are given in a combination therapy designed to target overlapping mechanisms of cellular metabolism to overwhelm the ability of cancer cells to develop resistance to chemotherapy. Combination chemotherapy is used widely as first-line therapy for leukemias and lymphomas and has had considerable success in the treatment of some forms of these cancers. Nevertheless, partial and even complete remissions obtained through chemotherapy often are not durable, and the cancer may reappear and/or resume its progression within a few months or years of treatment. The relapsed patient's response typically becomes shorter and shorter with each successive treatment regimen as the cancer becomes resistant to the chemotherapy. Eventually, patients may become "refractory" to chemotherapy, meaning that the length of their response, if any, to treatment is so brief as to lead to the conclusion that further chemotherapy regimens would be of little or no benefit.

     Chemotherapeutic drugs are not sufficiently specific to cancer cells to avoid affecting normal cells, especially those that are growing rapidly. As a result, patients often experience debilitating side effects such as nausea, vomiting, hair loss, anemia and fatigue, as well as life-threatening side effects such as immune system suppression. Such side effects can limit the effectiveness of therapy because the clinician must avoid exceeding the maximum dose of drug that the patient can tolerate. Since dosages must be limited to avoid unacceptable side effects, it may not be possible to administer sufficiently high doses of chemotherapeutic drugs to overcome the natural ability of cancer cells to become resistant. A number of chemotherapeutic agents originally thought to have promise as cancer drugs have failed in the clinic because the minimum effective dose exceeded the maximum tolerable dose. Ideally, a chemotherapeutic agent would have a minimum effective dose well below the maximum tolerable dose, thereby providing physicians with a wide "therapeutic window" or a range of doses within which all patients could be treated effectively.

     In cases of certain severe blood-borne malignancies and metastatic solid tumor cancers, bone marrow transplants ("BMT") may be performed to treat patients who typically have exhausted all other treatment options. Transplants generally are performed in connection with regimens of aggressive chemotherapy and/or radiation therapy. While techniques are improving, BMTs are associated with significant mortality and high rates of morbidity and remain a very expensive alternative.

Emerging Methods of Treatment

     Scientific progress in the elucidation of the underlying molecular biology of cancer in recent years has yielded a number of promising treatment approaches. These approaches generally are designed to enhance the specificity and potency of cancer therapeutics, to improve overall efficacy and to reduce side effects. The Company believes that two of the most promising of these approaches are (i) monoclonal antibodies that bind to targeted cells to stimulate the body's immune system and/or to deliver cytotoxic agents to destroy malignant cells and (ii) modifications of conventional chemotherapeutic drugs and drug formulations to improve efficacy by expanding their therapeutic windows.

     Monoclonal Antibodies

     The human immune system is composed of specialized cells, including B-cells and T-cells, that function in the recognition, destruction and elimination of disease-causing foreign substances and of virally infected or malignant cells. Human antibodies, which are produced by the B-cells, play a vital role in the proper functioning of the immune system. They have predetermined functions based primarily upon their ability to recognize specific antigens, which are molecular structures on the surface of disease-causing substances or diseased cells. Each antigen serves as a binding site for the antibody specific to that antigen, and each disease-causing substance or diseased cell can be identified by its antigens.

     The ability of specific antibodies to bind to specific antigens that are expressed on the surface of targeted cells, and to trigger an immune system attack on those cells, provides the theoretical basis for the development of cancer immunotherapeutics. In the 1970s, researchers discovered techniques to produce unlimited supplies of identical murine (mouse-derived) antibodies, referred to as monoclonal antibodies, by cloning antibody producing cells that were derived from hybridization of a single B-cell. These techniques provided researchers with the tools to identify and study specific antigens and to produce potential therapeutics. In principle, once an antigen expressed by malignant cells has been identified, a monoclonal antibody specific to that antigen can be created. If an antibody could be produced that binds to an antigen expressed exclusively by human cancer cells, the antibody would be specific to only those cells. As a result, the use of such a monoclonal antibody as a therapeutic would have few, if any, side effects. However, the development of such a therapy has proven to be more problematic than originally hoped. Immunotherapies based solely upon monoclonal antibodies have had only limited clinical effectiveness, particularly in solid tumors where the uneven supply of blood throughout such tumors prevents adequate exposure of monoclonal antibodies to malignant cells.

     The effectiveness of a particular monoclonal antibody in the treatment of cancer fundamentally is linked to the characteristics of the antigen to which it binds. For example, while researchers have identified numerous antigens on cancer cells that can be recognized by monoclonal antibodies, most of these antigens are also expressed to some degree by other types of cells. An antibody to such an antigen may not be sufficiently specific to the cancer cells to avoid or minimize unintended side effects caused by damage to normal cells. Moreover, the behavior of antigens following binding with an antibody is quite variable: the bound antibody-antigen complex can remain on the cell surface, can be internalized into the cell or can be released from the cell surface. Thus, the identification of suitable antigens to serve as targets for therapeutic monoclonal antibodies must account for these and other complexities.

     Once a suitable antigen has been identified, researchers have found that different antibodies binding to different sites on the antigen may not have the same biological activity, introducing another element of variability. Antibodies also differ in the degree to which they stimulate an immune system response and in the extent to which they have other effects on the cell. Even the most effective antibodies have limited biological activity. In addition, research conducted since the late 1970s has revealed the importance of selecting the proper type of antibody for use in the intended therapy. Murine antibodies are appropriate in treatments involving a single dose or other short treatment regimen where it is beneficial that the antibodies, together with any therapeutic conjugate, are metabolized and cleared from the body fairly quickly. Chimerized or humanized antibodies are desirable for multi-dose or chronic treatment regimens as they reduce the risk of a human immune response to the antibodies themselves. While these manipulations of the antibodies have permitted more extended therapeutic regimens in some circumstances, they do not overcome the inherent limitations in the biological activity of the underlying antibodies. Thus, despite early expectations, no monoclonal antibody has yet been shown to be effective as a stand-alone, first-line therapy in the treatment of cancer.

     Researchers have attempted to increase the effectiveness of antibodies by attaching radioisotopes or other cytotoxic agents for use in "radioimmunotherapy" or "chemoimmunotherapy," respectively. By using an antibody to deliver a radioisotope or other cytotoxic agent to the targeted cells, the effect of the radiation or cytotoxic agent can be concentrated in the immediate vicinity of malignant cells. Development of effective radioimmunotherapies, however, presents an additional set of challenges, including the need to select an appropriate radioisotope for the intended therapy, to develop a reliable means of linking the radioisotope to the antibody and to devise a therapeutic protocol that optimizes therapeutic effect while minimizing undesirable side effects. The development of effective chemoimmunotherapies presents similar challenges.

     Enhancements of Conventional Chemotherapies

     A number of organizations have explored methods of improving the delivery of cytotoxic drugs to tumor cells, with the objective of expanding the therapeutic window for these drugs in the treatment of cancer. Approaches that have been commercialized include encapsulation of the drug in a liposome to regulate the rate at which it is released and impregnation of an implantable matrix with the drug to enable its delivery locally over time as the matrix dissolves. Sustained release of cytotoxic drugs using liposomal formulations has modestly enhanced the therapeutic window for these compounds, but instability of the formulations and accumulations in the skin have produced undesirable side effects. Surgical implantation of a matrix is limited inherently to the treatment of localized tumor masses and is not applicable to blood-borne or metastatic cancers.

     Another approach, the development of pro-drugs, involves the chemical modification of cytotoxic drugs to render them inactive until they are delivered to, or into the proximity of, targeted cancer cells. The pro-drug is transformed into its active form only in the presence of enzymes or other chemicals produced by the tumor cells. The preferential activation of a pro-drug in the tumor milieu increases its lethal effect on tumor cells while limiting side effects to non-malignant tissues. Pro-drug versions of cytotoxic drugs offer the potential to broaden significantly the therapeutic windows of such drugs beyond that which can be achieved using existing approaches such as liposomal formulations. Challenges that have constrained the development of effective pro-drugs to date have included the inability to construct or identify suitable tumor-specific activation mechanisms and difficulties in designing pro-drugs that will have adequate stability in circulation.

COULTER PHARMACEUTICAL'S APPROACH

     Coulter Pharmaceutical is developing a family of cancer therapeutics to address the shortcomings of current therapies based upon two platform technologies: (i) conjugated antibodies (primarily radioimmunotherapies) and
(ii) tumor-activated peptide pro-drugs.

     The Company is developing conjugated antibody therapies to overcome the inherent limitations of monoclonal antibodies when used as stand-alone therapeutics and to provide advantages over current chemotherapy and radiation therapy treatments. The Company believes that the B-1 Therapy, its first product candidate, incorporates each of the principle attributes of an effective radioimmunotherapy for the treatment of NHL: (i) an antigen specific to B-cells,
(ii) a therapeutically active monoclonal antibody, (iii) the radioisotope appropriate for the disease profile and (iv) an optimized therapeutic protocol. In a Phase I/II clinical trial conducted at the University of Michigan Medical Center, 40 patients with low-grade and transformed low-grade NHL, who on average had failed more than three prior treatment regimens with chemotherapy, achieved an 82% overall response rate and a 45% complete response rate. The B-1 Therapy is currently the subject of a pivotal Phase II/III trial for the treatment of low-grade and transformed low-grade NHL patients refractory to chemotherapy as its initial indication. To broaden this initial label indication, the Company currently is planning to commence a Phase III/IV "post-approval" clinical trial in patients in first or second relapse and also has commenced a Phase II clinical trial of its B-1 Therapy in patients newly diagnosed with low-grade NHL. The Company believes that this Phase II trial is the first clinical trial of a radioimmunotherapy as a stand-alone, first-line treatment for people with cancer. See " -- Clinical Results and Development Plan."

     The Company believes that radioimmunotherapies will emerge as important treatments for blood-borne cancers due to the radiosensitivity of these malignancies and the ready accessibility of the blood and lymph systems to monoclonal antibodies. Radioimmunotherapy also may become an important adjunctive therapy for the treatment of certain solid tumor cancers following surgery, radiation therapy or chemotherapy, where it may be useful in eliminating circulating and other undetected malignant cells missed by primary therapies. In the future, the Company intends to use its expertise in conjugated antibodies to expand beyond radioimmunotherapy to develop effective chemoimmunotherapies for the treatment of certain cancers.

     The Company's second technology platform, its TAP pro-drug technology, has the potential to broaden significantly the therapeutic windows of conventional chemotherapies based on the Company's understanding of biochemical mechanisms involved in metastasis and the identification of a potential means for exploiting these mechanisms. TAP pro-drug versions of existing cytotoxic drugs are designed to be activated preferentially in the proximity of metastatic cancer cells, yet stable in circulation and in normal tissues. Accordingly, relatively larger quantities of cytotoxic agents are expected to reach and enter malignant cells as opposed to normal cells, which could permit a significant increase in maximum tolerated dosages, potentially overcoming drug resistance in cancer cells. The Company also believes that cytotoxic agents currently considered too toxic to be used in their unmodified forms may be suitable candidates to become TAP pro-drugs.

COULTER PHARMACEUTICAL'S STRATEGY

     The Company's goal is to develop and commercialize novel drugs and drug therapies for the treatment of people with cancer based on selected insights from the emerging understanding of the molecular biology of malignant cells. The Company's conjugated antibody program is based upon the antibody therapeutics program which originated in the late 1970s at Coulter Corporation, a recognized leader in the field of hematology. Upon its formation, Coulter Pharmaceutical obtained worldwide rights to the B-1 Therapy and related intellectual property, as well as a significant body of expertise pertaining to the selection and development of suitable antibodies and appropriate radioisotopes (and other cytotoxic agents) and methods for devising optimized therapies. The Company's TAP pro-drug program is based upon technology that has been under development at Catholique Universite de Louvain, Belgium, since 1986 and which was exclusively licensed to the Company in 1996. Based on this foundation, the Company has established a strategy comprised of the following primary elements:

     Pursue Expedited Initial Approval of the B-1 Therapy. The Company intends to seek expedited FDA marketing approval for its B-1 Therapy for the treatment of low-grade and transformed low-grade NHL in patients who are refractory to chemotherapy, while simultaneously pursuing studies to broaden the initial label indication. The recently commenced pivotal Phase II/III clinical trial of the B-1 Therapy has been designed to comply with the guidelines of the Clinton-Kessler Cancer Initiative, which is intended to accelerate the testing, review and approval of therapies for patients suffering from life-threatening or disabling cancers who have limited treatment options. Based on this initiative and on guidance from FDA staff, the Company is focusing on chemotherapy refractory patients in this pivotal Phase II/III clinical trial. The trial will include 60 patients and a post-treatment follow-up period of six months. The Company intends to file for FDA marketing approval for this indication in the second half of 1998. The Company also intends to seek approval for other NHL indications and, accordingly, is currently planning to commence a Phase III/IV "post-approval" clinical trial during the second half of 1997 in patients with low-grade or transformed low-grade NHL in first or second relapse. The Company also has commenced a Phase II clinical trial of the B-1 Therapy as a stand-alone, first-line treatment for patients newly diagnosed with low-grade NHL.

     Establish Sales and Marketing Capability. The Company intends to market and sell its products in the United States through a direct sales force and, where appropriate, in collaboration with marketing partners. This strategy is intended to enable the Company to establish a commercial presence in the cancer therapeutics market with its B-1 Therapy, if approved, and to create the capability to sell other products that it may develop or in-license. The Company believes that an established sales and marketing capability will enable it to compete effectively for opportunities to license or distribute later-stage product candidates and even approved products. Internationally, the Company intends to distribute its products through marketing partners.

     Leverage Existing Technology Platforms. The Company intends to develop additional products based on the lead compounds being generated in its TAP pro-drug program and by leveraging its expertise in conjugated antibodies to develop other immunotherapies. In its TAP pro-drug program, the Company currently is engaged in preclinical development of Super-Leu-Dox, a pro-drug version of doxorubicin, with the objective of commencing clinical trials in early 1998. The Company also intends to apply its TAP pro-drug technology to other classes of cytotoxic drugs, including the vinca alkaloids, to broaden significantly the therapeutic windows of such agents. The Company is evaluating potential conjugated antibody therapies for the treatment of other blood-borne malignancies and selected solid tumor cancers.

     Leverage Development Expertise. The Company believes that it has built substantial product development capabilities and expertise in the cancer field due in part to the advanced stage of the B-1 Therapy program at the time that it was obtained from Coulter Corporation. The Company believes it can leverage this development expertise to accelerate the development of other products in the cancer therapeutics field. The Company intends to pursue other product candidates derived from sponsored research or available for in-licensing in both blood-borne malignancies and solid tumor cancers, particularly in areas that may be complementary to its existing technology platforms.

     Utilize Contract Manufacturers. The Company intends to manufacture its commercial products through contract manufacturers. This strategy is expected to
(i) accelerate the scale-up of manufacturing processes to commercial scale, (ii) reduce initial capital investment, (iii) result in competitive manufacturing costs and (iv) provide access to a wide range of manufacturing technologies.

B-1 RADIOIMMUNOTHERAPY FOR NON-HODGKIN'S LYMPHOMA

     The Company's first product candidate, the B-1 Therapy, is in clinical trials for the treatment of NHL. The Company believes that the B-1 Therapy, if successfully developed, could become the first radioimmunotherapy approved in the United States for the treatment of people with cancer.

Non-Hodgkin's Lymphoma and Its Current Treatment

     Non-Hodgkin's lymphomas are blood-borne cancers of the immune system, all sharing the common feature of a proliferation of malignant B-cells. According to statistics from the National Cancer Institute, approximately 270,000 people are afflicted with NHL in the United States. More than 52,000 new cases were expected to be diagnosed in 1996. NHL is currently the sixth leading cause of death among cancers in the United States and has the second fastest growing mortality rate.

     NHL is categorized by histology as either low-, intermediate- or high-grade disease. These classifications differ significantly with respect to the speed of disease progression, the pattern of response to and relapse after conventional chemotherapy and the average life expectancy. In the United States, the Company estimates that approximately 140,000 patients have low-grade or transformed low-grade, 100,000 have intermediate-grade and 30,000 have high-grade NHL. Initially, the Company is pursuing clinical development of its B-1 Therapy for the treatment of patients with low-grade and transformed low-grade NHL. Patients with low-grade NHL have a fairly long life expectancy from the time of diagnosis with a median survival of more than six years. While patients with low-grade and transformed low-grade NHL can often achieve one or more remissions with chemotherapy, eventually these patients relapse. Relapsed patients are more difficult to treat as remissions are harder to achieve and, if achieved, last for shorter periods of time as the disease becomes more resistant to chemotherapy and/or transforms to an intermediate- or high-grade histology. Patients ultimately die from the disease or from complications of treatment. Intermediate- and high-grade NHL are more rapidly growing forms of the disease. However, approximately one-half of all intermediate- and high-grade cases can be treated effectively with conventional chemotherapy.

Description of the B-1 Therapy

     The Company's B-1 Therapy consists of a radioisotope, (131)I, combined with a monoclonal antibody that recognizes and binds to the CD20 antigen, an antigen commonly expressed on the surface of B-cells primarily during that stage of their life cycle when NHL arises. The B-1 Therapy is administered to patients in a proprietary therapeutic protocol consisting of a single, two-dose regimen. The Company believes that the potential benefits of its B-1 Therapy result from the following four constituent elements:

     Proprietary Protocol

     The B-1 Therapy is administered intravenously in a single, two-dose regimen consisting of an imaging dose, three gamma camera scans and a therapeutic dose. The proprietary protocol is flexible: the timing of the gamma camera scans and of the therapeutic dose can be adjusted to some extent to accommodate the schedules of clinicians and patients. The chart below depicts an example of the B-1 Therapy protocol as proposed for use in the Company's current Phase II/III pivotal trial. The imaging dose consists of 50 mg of B-1 Antibody trace-labeled with 5 millicuries ("mCi") of (131)I. Immediately after the imaging dose, the patient is scanned with a gamma camera to provide an image of the initial distribution of radiolabeled antibody in the patient's body. The patient returns for additional gamma camera scans on the third and eighth days of the therapy to show how much of the radiolabeled antibody is bound to targeted cells and how much has been eliminated from the body at each point in time. This information is used to calculate the correct therapeutic dose to achieve a total body radiation of 75 centigray ("cGy"). The amount of radiolabeled antibody needed to achieve this optimal radiation level ranges from approximately 50 to 180 mCi of
 (131)I due to wide patient-to-patient variability in the rates at which the antibody is eliminated. Both the imaging dose and the therapeutic dose immediately are preceded by a 450 mg dose of unlabeled B-1 Antibody to improve the targeting of malignant B-cells by the radiolabeled B-1 Antibody. These pre-doses of unlabeled B-1 Antibody serve to protect the spleen, liver and other vital organs from excessive radiation exposure by binding to some of the CD20 antigens on circulating B-cells which naturally accumulate in these organs. Additionally, the patient takes non-radioactive iodine drops orally during the course of the therapy to prevent uptake of (131)I into the thyroid gland.

                   [DIAGRAM OF STEPS OF PROPRIETARY PROTOCOL]

     Relying upon the imaging properties of (131)I to account for critical patient-to-patient variability in the rate at which the antibody is cleared makes it possible to deliver predictably a total body radiation dose that has been determined to maximize therapeutic benefit with manageable side effects and without the need for bone marrow rescue. Because the B-1 Therapy is administered in a single, two-dose regimen and is well tolerated, it is expected to require relatively little patient follow-up and physician intervention. In contrast, chemotherapy requires administration of several cytotoxic agents in repeated cycles of therapy over a six- to eight-month period during which the patient must be monitored carefully and/or treated for side effects. Although patients to date have been kept in the hospital to monitor radiation levels for up to three days following the therapeutic dose, under recently enacted regulations of the Nuclear Regulatory Commission, the Company believes that the B-1 Therapy can be administered primarily on an outpatient basis. However, some hospitals may be required to administer the therapeutic dose on an inpatient basis under their own or under applicable state or local regulations. See "-- Radioactive and Other Hazardous Materials."

     CD20 Antigen

     The CD20 antigen is a highly selective cell surface marker found on B-cells: expression of the CD20 antigen is limited to B-cells, is found on 95% of such cells and occurs on B-cells primarily during that stage of their life cycle when NHL arises. The CD20 antigen is not expressed by stem cells, B-cell progenitor cells or plasma cells; thus, these cells are not targeted by the B-1 Therapy. As a result, while the B-1 Therapy targets and destroys both normal and malignant B-cells, unaffected plasma cells continue to function in the immune system and B-cell populations can be regenerated after therapy by unaffected B-cell progenitor cells.

                      [DIAGRAM OF LIFE-CYCLE OF A B.CELL]

     In addition, the CD20 antigen is neither internalized by the B-cell nor released into circulation after it has been bound to the B-1 Antibody, ensuring that the antibody-radioisotope conjugate will remain in place to destroy the B-cell.

     The B-1 Antibody

     The B-1 Antibody exhibits very high specificity for the CD20 antigen and, because it is a murine sub-class IgG(2)a antibody, is capable of recruiting an immune response to those B-cells to which it binds. Further, the B-1 Antibody directly affects cell function, triggering apoptosis in a portion of the B-cells to which it binds. The use of a murine antibody promotes rapid clearance of unbound radiolabeled antibody from circulation, which reduces radiotoxicity. Due to the impaired state of the NHL patient's immune system and the short course of therapy, the human immune response to the murine antibody ( the "HAMA response") has been minimal to date and has not been a limiting factor in treatment under the protocol.

     The B-1 Antibody used in the Company's B-1 Therapy was generated in 1978 by the Dana-Farber Cancer Institute in collaboration with Coulter Corporation. The B-1 Antibody has been available commercially from Coulter Corporation as a diagnostic reagent since 1982 and is generally accepted as the reference standard for the identification of B-cells. Rights to the antibody for therapeutic applications were transferred to Coulter Pharmaceutical from Coulter Corporation in February 1995.

     (131)Iodine Radioisotope

     The (131)I radioisotope was selected over other radioisotopes for use in the B-1 Therapy because it (i) produces both gamma emissions which permit imaging for dose optimization and compact beta emissions for a concentrated therapeutic effect, (ii) provides additional commercial and clinical benefits based on its relatively long half-life, (iii) has characteristics which reduce the risk of bone marrow damage without sacrificing efficacy and (iv) has long-established medical uses in other cancer treatments.

     Gamma emissions from (131)I permit dose optimization by enabling clinicians to calculate the actual clearance rate of radiolabeled antibody for each patient. Use of the same radioisotope for both the imaging and the therapeutic dose provides assurance that the clearance rates observed in imaging also will apply for the therapeutic dose. Having established the patient's actual clearance rate, the clinician can determine reliably the therapeutic dose which will deliver the optimized level of total body radiation.

     The lower relative energy and short path length of the beta emission of
(131)I concentrate the destructive energy of the radioisotope on the B-cell to which the antibody is bound and, in a so-called bystander effect, on adjacent B-cells in the microscopic clusters of malignant cells which are common to NHL. Moreover, (131)I causes minimal damage to nearby normal tissues in contrast to other radioisotopes that have longer path length beta emissions which extend too far beyond the targeted area.

     The relatively long half-life of (131)I, approximately eight days, permits radiolabeling at a centralized facility to ensure consistent quality, increase the number of clinical sites capable of administering this radioimmunotherapy and reduce overall manufacturing costs. The eight-day half-life also provides the therapeutic advantage of exposing bound malignant cells to radiation over a longer period of time.

     When bound to a B-cell, (131)I's lower relative energy and short path length, together with its relatively long half-life, minimize bone marrow damage while optimizing the therapeutic effect of the radiation. Further, as the B-1 Antibody is metabolized, the released (131)I radioisotope is eliminated rapidly and unlike other radioisotopes does not concentrate naturally in the bone matrix.

     (131)Iodine is an inexpensive radioisotope that has long-established medical uses in other cancer treatments. Hence, medical facilities and clinicians are accustomed to its handling, use and disposal and already have developed the appropriate procedures and facilities for its safe therapeutic application.

Clinical Results and Development Plan

     The B-1 Therapy was developed in the course of an extended Phase I/II dose escalation clinical trial at the University of Michigan Medical Center which completed patient enrollment in early 1996. This trial was used to develop and refine the proprietary therapeutic protocol, to determine the maximum tolerated dose of total body radiation and to assess the safety and efficacy profile of treatment with the radiolabeled B-1 Antibody in patients representing a full range of NHL histologies. Based on the data generated in this clinical trial, the Company has decided to pursue clinical development of the B-1 Therapy for the treatment of low-grade and transformed low-grade NHL.

     Phase I/II Trial Results

     A total of 59 patients were enrolled in the Phase I/II dose escalation clinical trial. Preliminary data from this clinical trial were first published in August 1993 in the New England Journal of Medicine and updated, interim clinical results were reported in July 1996 in the Journal of Clinical Oncology.

------------------------------------------------------------------------------------------------------------------
                              RELAPSED AND REFRACTORY             RELAPSED PATIENTS ONLY           REFRACTORY PATIENTS ONLY
                                      PATIENTS
------------------------------------------------------------------------------------------------------------------
 LOW-GRADE AND
   TRANSFORMED             No. of      Overall    Complete    No. of     Overall    Complete    No. of     Overall    Complete
   LOW-GRADE NHL PATIENTS  Patients   Response    Response   Patients   Response    Response   Patients   Response    Response
------------------------------------------------------------------------------------------------------------------
 - All Patients              40          82%        45%         17         94%        64%         23         73%         30%
 - Treated Patients Only     36          86%        50%         14        100%        78%         22         77%         31%
 - Treated Patients          28          92%        46%          9        100%        66%         19         89%         36%
   Excluding Prior
   BMT Recipients
------------------------------------------------------------------------------------------------------------------

---------------

     "Overall response" is the sum of complete and partial responses.

     "Complete response" is defined as the disappearance of all detectable disease and all signs and symptoms of the disease. A complete response must be verified by two measurements no less than four weeks apart and by a bone marrow biopsy. A complete response classification also requires that the measurements detect no progression at any disease site and no new sites of disease.

     "Partial response" is defined as a 50% or greater reduction in detectable disease, as verified by two measurements no less than four weeks apart. A partial response classification also requires that the measurements detect no progression at any disease site and no new sites of disease.

     "Relapsed patients" are patients who have failed previous regimens of chemotherapy but who experienced a response duration that lasted six months or longer after their last treatment regimen.

     "Refractory patients" are patients who received two or more previous regimens of chemotherapy and who experienced no response or a response duration that lasted less than six months after their last treatment regimen.

     Of the 59 patients enrolled in this trial, 40 had low-grade or transformed low-grade NHL, which are the histologies the Company is pursuing in its clinical trials. These 40 patients had failed on average more than three prior treatment regimens with chemotherapy. These patients exhibited an 82% overall response rate and a 45% complete response rate. This 40-patient cohort included eight patients who previously had received and failed an autologous bone marrow transplant prior to participation in the clinical trial. The 40 patients in this cohort received total body radiation doses of up to 85 cGy in this dose escalation trial. Of these patients, 17 have been classified as relapsed and 23 as refractory to chemotherapy. The overall response rate in relapsed patients was 94% and the complete response rate was 64%. The overall response rate in refractory patients was 73% and the complete response rate was 30%. Four out of the 40 patients did not receive the therapeutic dose of radiolabeled antibody due to their rapidly deteriorating medical condition or the presence of a HAMA response, which arose prior to May 1993 in the early stages of the Phase I/II dose escalation clinical trial under a non-optimized treatment protocol. Of the 36 patients who received a therapeutic dose, 50% experienced a complete response with an average duration of response of 18.1 months, with a range of two to 44 months as of October 1996. As of such date, nine of these patients were still in complete response.

     On an intent-to-treat basis, which includes all enrolled patients whether treated or not, the 59 enrolled patients achieved an overall response rate of 71% and a complete response rate of 32%. Of the 19 patients who had intermediate- or high-grade NHL, the overall response rate was 47% and the complete response rate was 5%. While response rates in these histologies were encouraging, the Company currently is pursuing clinical development of the B-1 Therapy in low-grade and transformed low-grade NHL patients.

     The B-1 Therapy was generally well tolerated by patients. Dose limiting side effects were hematologic, consisting primarily of reversible declines in blood cell counts. These toxicities were generally mild to moderate, with no patient requiring a bone marrow transplant. Other side effects observed were mild and consisted primarily of temporary flu-like symptoms.

     Results presented are based upon interim data which have been submitted to the FDA, certain portions of which have not yet been published in a peer reviewed publication. No assurance can be given that the Company's future clinical results will be consistent with the results of the Phase I/II dose escalation trial, which was conducted at a single site with a relatively small number of patients per NHL histology and disease stage and had different clinical objectives than the Company's current or planned clinical trials. See "Risk Factors -- Uncertainties Related to Product Development."

     Clinical Development of the B-1 Therapy

     Based on the foregoing results of the Phase I/II clinical trial, the Company is conducting three additional clinical trials to support an application to the FDA for the initial marketing approval of the B-1 Therapy: (i) a pivotal Phase II/III clinical trial for the treatment of patients refractory to chemotherapy, (ii) a Phase II dosimetry validation clinical trial and (iii) a Phase II clinical trial to evaluate the extent to which the therapeutic benefit of the B-1 Therapy is derived from the combination of the B-1 Antibody and the radioisotope, in comparison to the B-1 Antibody alone. To broaden the initial label indication, the Company also has commenced a Phase II clinical trial of its B-1 Therapy in patients newly diagnosed with low-grade NHL and plans to commence a Phase III/IV "post-approval" clinical trial in patients with low-grade or transformed low-grade NHL in first or second relapse.

     Pivotal Phase II/III Clinical Trial. The Company's pivotal Phase II/III clinical trial, which commenced in December 1996, is designed to enroll a total of 60 patients who have low-grade and transformed low-grade NHL, who have proven refractory to chemotherapy and who have not received prior bone marrow transplants. This clinical trial, to be conducted at six to eight clinical sites, is focused on the refractory segment of this NHL population in an effort to qualify for expedited FDA approval of the B-1 Therapy under the Clinton-Kessler Cancer Initiative. Based on this initiative and on guidance from FDA staff, the Company designed this clinical trial with a relatively short post-treatment follow-up period of six months. Because of the limited alternative treatment options for refractory patients, each patient's response to the B-1 Therapy will be measured against his or her own response to the previous regimen of chemotherapy, rather than by comparison to patients in a separate control arm.

     Phase II Dosimetry Validation Clinical Trial. Prior to commencing the pivotal Phase II/III clinical trial, the Company conducted a dosimetry validation clinical trial in a total of 47 patients, designed to demonstrate that the B-1 Therapy's treatment protocol could be implemented consistently at multiple clinical sites. In connection with this clinical trial, the Company also was able to refine its proprietary protocol to streamline the therapeutic dose calculation, establishing that accurate antibody elimination rates could be determined from three gamma camera scans. Based upon interim data from this clinical trial showing consistent implementation of the treatment protocol, the FDA agreed in September 1996 that this clinical trial could be ended. The Company then was able to commence its pivotal Phase II/III clinical trial in December 1996.

     Phase II Unlabeled Versus Labeled Antibody Clinical Trial. In August 1996, the Company commenced a Phase II clinical trial at a single site in 28 patients with relapsed, low-grade NHL. One-half of the patients will receive two 500 mg doses of unlabeled B-1 Antibody eight days apart in a treatment regimen that is parallel to the B-1 Therapy; the other half will receive the B-1 Therapy in a treatment protocol equivalent to that used in the pivotal Phase II/III clinical trial. The objective of this clinical trial is to assess the incremental clinical activity from radiolabeling the B-1 Antibody as compared to the clinical activity of the unlabeled B-1 Antibody alone. Administration of the unlabeled B-1 Antibody has not been designed for use as a stand-alone therapy, nor has the treatment regimen been optimized for such use. The Company is evaluating the possibility of expanding this study to other sites. The Company's objective is to complete enrollment of patients in this clinical trial in the second half of 1997.

     Phase III/IV "Post-Approval" Clinical Trial. To comply with the Clinton-Kessler Cancer Initiative and to broaden the label indication, the Company plans to carry out a randomized, controlled Phase III/IV"post-approval" clinical trial in patients with low-grade or transformed low-grade NHL in first or second relapse. To evaluate the efficacy and safety of the B-1 Therapy versus conventional chemotherapy, the Phase III/IV clinical trial will be conducted with a control arm in which a portion of the patients in the trial will be treated with a further regimen of conventional chemotherapy. The Company currently expects to commence this clinical trial during the second half of 1997.

     Phase II First-Line, Stand-Alone Treatment Clinical Trial. In June 1996, the Company has also commenced a 60-patient Phase II clinical trial at a single site to evaluate the safety and efficacy of the B-1 Therapy as a first-line, stand-alone treatment of patients with newly diagnosed low-grade NHL. This single-arm clinical trial includes a planned interim analysis after 14 patients have been treated. The Company's objective is to complete patient enrollment for this clinical trial by early 1998.

     The ability of the Company to conduct and complete its ongoing and planned clinical trials in a timely manner is subject to a number of uncertainties and risks, including the rate at which patients can be accrued in each clinical trial, the Company's ability to obtain necessary regulatory approvals, the capacity of the Company's contract manufacturers to supply unlabeled and radiolabeled B-1 Antibody as needed for patient treatment and the occurrence of unanticipated adverse events. Any suspension or delay of one or more of such clinical trials could have a material adverse effect on the Company's business, financial condition and results of operation. See "Risk Factors -- Uncertainties Related to Product Development," "-- Government Regulation; No Assurance of Regulatory Approvals," and "-- Dependence on Suppliers; Manufacturing and Scale-up Risk."

     Other Clinical Trials

     The radiolabeled B-1 Antibody has been the subject of other clinical trials to assess the efficacy of using the radiolabeled B-1 Antibody to deliver the high levels of radiation necessary to prepare patients for autologous bone marrow transplants. The conventional preparation for autologous bone marrow transplants is chemotherapy and total body irradiation. These clinical trials were designed to demonstrate improved tolerability, response rate and duration of response.

     The first of two clinical trials conducted at the University of Washington Cancer Center and the Fred Hutchinson Cancer Research Center tested radiolabeled B-1 Antibody as a single agent to prepare patients for an autologous bone marrow transplant by achieving a total body radiation level of up to 570 cGy (over seven times the B-1 Therapy's dose). As reported in The Lancet in August 1995, of the 21 patients receiving the full radiotherapeutic regimen, the overall response rate was 86% and the complete response rate was 73%. High incidences of radiotoxicity-related side effects were reported due to the extreme dosages employed. Interim data from this clinical trial were published in the New England Journal of Medicine in October 1993.

     The second clinical trial, currently ongoing, is designed to test the combination of similarly high doses of radiolabeled B-1 Antibody and standard doses of chemotherapy in preparation for autologous bone marrow transplant. This clinical trial has enrolled 23 patients since its commencement in January 1995. Data from this clinical trial have not yet appeared in a peer reviewed publication.

     The Company intends to commence a dose refinement clinical trial in the second half of 1997 for the combined use of lower doses of radiolabeled B-1 Antibody and standard chemotherapy as preparation for autologous bone marrow transplant.

TAP PRO-DRUG PLATFORM

     The Company's second technology platform, its tumor-activated peptide pro-drug technology, has the potential to broaden significantly the therapeutic window of cytotoxic agents. The TAP pro-drug technology is based upon an understanding of the biochemical mechanisms utilized by cancer cells to metastasize and the identification of a potential means for exploiting these mechanisms and is being developed in collaboration with the Catholique Universite de Louvain, Belgium. TAP pro-drugs are designed to be (i) activated preferentially at the tumor site by enzymes secreted by the tumor, (ii) stable in circulation and in normal tissues and (iii) unable to penetrate normal cells or malignant cells until activated. As a result, relatively larger quantities of cytotoxic agents are expected to reach and enter malignant cells as opposed to normal cells, which could permit a significant increase in maximum tolerated dosages, potentially overcoming drug resistance in cancer cells.

     The Company's lead preclinical pro-drug candidate is a pro-drug version of doxorubicin known as Super-Leu-Dox. Doxorubicin is an off-patent chemotherapeutic drug which currently is used in the treatment of a number of solid tumor cancers, including breast, prostrate, ovarian and soft-tissue sarcoma cancers. Super-Leu-Dox is based on a proprietary peptide of four amino acids (a "tetrapeptide") that can be linked to doxorubicin's active site. In the first step of a two-step activation process, the extracellular tumor enzyme cleaves three amino acids from the tetrapeptide leaving a leucine amino acid-doxorubicin conjugate that is able to penetrate cells. Since this first activation step occurs in the immediate vicinity of tumor cells that are secreting the enzyme, the probability that the cytotoxic drug will enter tumor cells as opposed to normal cells is increased. Moreover, the conjugate remains inactive inside the cell until the remaining leucine is removed from doxorubicin's active site by an intracellular enzyme. Although it is expressed in both normal and tumor cells, this intracellular enzyme is present in tumor cells in concentrations three to five times higher than in normal cells. As a result, the doxorubicin is activated to a greater extent in tumor cells relative to normal cells.

     This two-step activation process is designed to produce a significantly higher ratio of active to inactive doxorubicin in cancer cells relative to normal cells. In in vitro studies of Super-Leu-Dox, researchers have found that the concentration of activated to inactivated doxorubicin in tumor cells was 40 times higher than in normal cells. These results, if confirmed in clinical trials, offer the potential to improve significantly the therapeutic window of doxorubicin. The Company currently plans to complete preclinical development of Super-Leu-Dox during 1997 and to commence clinical trials during early 1998.

     Prior to the licensing of the TAP pro-drug technology by Coulter Pharmaceutical, an earlier generation leucine-doxorubicin conjugate was tested as a stand-alone therapy for the treatment of solid tumors in two separate dose escalation clinical trials in Europe. A total of 59 patients were enrolled in these clinical trials, and patients safely tolerated doses well in excess of those associated with unmodified doxorubicin. Results from these clinical trials, along with data from preclinical studies, will be used by the Company to select the initial indication to pursue in clinical trials of Super-Leu-Dox. Selection of the particular indication or indications to be evaluated in such clinical trials has not been finalized.

     While the Company will focus initially on previously approved chemotherapeutic drugs, it also plans to evaluate TAP pro-drug versions of cytotoxic agents currently considered too toxic to be used in their unmodified forms. The Company believes that the TAP pro-drug technology potentially can be applied to several classes of cytotoxic agents, including the vinca alkaloids, which are used commonly to treat blood-borne malignancies and some solid tumors. The Company also plans to develop and evaluate other peptide structures for possible use in pro-drug versions of cytotoxic agents and other cancer therapeutics.

     Under its agreement with Catholique Universite de Louvain, Belgium, the Company has secured an exclusive license to the intellectual property underlying the program and will pay royalties on sales of licensed products. The agreement also provides for specified minimum payments, including one payment that will be due if the Company should elect to relocate the program outside of Belgium. The amounts of these payments are not material and, in any event, the Company does not intend to relocate the research program.

MANUFACTURING

     The Company intends to utilize contract manufacturers for most of the preclinical and clinical requirements for its potential products and for all of its commercial needs. This strategy is expected to (i) accelerate the scale-up of manufacturing processes to commercial scale, (ii) reduce initial capital investment, (iii) result in competitive manufacturing costs, and (iv) provide access to a wide range of manufacturing technologies. For its clinical trials of the B-1 Therapy, the Company currently is supplying B-1 Antibody to clinical trial sites from an existing, finite inventory of the antibody produced by Coulter Corporation from the B-1 Antibody cell line originally developed by the Dana-Farber Cancer Institute in 1978. Labeling with (131)I currently is performed by radiopharmacies at the individual clinical trial sites.

     Pursuant to a development contract with the Company, Lonza has re-cloned the B-1 Antibody cell line to improve the productivity of the cell line in intermediate-scale production and currently is preparing to supply the B-1 Antibody for use in ongoing clinical trials and to meet initial commercial requirements. The Company's contract with Lonza is structured on a staged basis, with specified payments due upon Lonza's satisfactory completion of particular steps in the re-cloning and production scale-up process. Aggregate commitments under this contract are approximately $3.7 million, of which approximately $3.6 million had been incurred and expensed through December 31, 1996. The Company will make purchases of material from Lonza pursuant to purchase orders to be issued from time to time based on the Company's needs. The level of purchases that will be made from Lonza during the course of the program is currently unknown. The Company also anticipates that Lonza may be engaged to conduct some additional development work in support of regulatory filings, the cost of which is currently unknown. In order to begin using Lonza-produced material in clinical trials, the Company must seek an FDA clearance of an IND supplement showing that the Lonza-produced material is biologically equivalent to the material currently in use in clinical trials. To date, Lonza has produced three batches of the B-1 Antibody under GMP conditions. Lonza-produced B-1 Antibody has been tested to confirm biological equivalency to the existing inventory of B-1 Antibody. Subject to clearance by the FDA, the Company plans to start using Lonza-produced antibody in its clinical trials of the B-1 Therapy in early 1997. There can be no assurance that the FDA will provide such clearance in a timely manner, if at all, and that clinical trials will not be delayed or disrupted as a result of the planned transition to Lonza-produced material.

     While radiolabeling of the B-1 Antibody at the individual trial sites has been sufficient to date to support clinical trials, the Company believes that radiolabeling should be performed at a central site to supply clinics that do not have requisite radiolabeling capability, to ensure consistency and to reduce cost. To this end, the Company has contracted with Nordion to develop a process for radiolabeling the B-1 Antibody centrally. This development contract is structured on a cost-plus-a-percentage-of-cost basis and provides a framework for the negotiation of separate facilities and supply agreements. Under this development contract, approximately $700,000 was incurred and expensed through December 31, 1996. This development work is near completion, and the parties are currently negotiating the terms of agreements pursuant to which Nordion will supply radiolabeled B-1 Antibody from the facility being constructed at Nordion. The Company anticipates that radiolabeling services will be procured from Nordion from time to time on a purchase order basis. Levels of purchases that will be made from Nordion during the course of the program are currently unknown. The Company plans to switch to centrally radiolabeled antibody from Nordion in mid-1997, for both completion of clinical trials and commercial supplies. However, before using Nordion-labeled material, an IND supplement must be cleared by the FDA. There can be no assurance that contracts with Nordion will be entered into in a timely manner, if at all, or that the FDA will provide such clearance in a timely manner, if at all, and that clinical trials will not be delayed or disrupted as a result.

     Thus, if the B-1 Therapy is developed successfully and is approved for marketing by the FDA, the Company expects that production for commercialization will consist of (i) production of bulk B-1 Antibody by Lonza, (ii) the filling and labeling of individual product vials with B-1 Antibody by another third-party supplier, and (iii) radiolabeling of B-1 Antibody at Nordion. While the Company plans to develop additional suppliers of these services, it expects to rely on its current suppliers for all or a significant portion of its requirements for the B-1 Therapy for the foreseeable future. Radiolabeled antibody cannot be stockpiled against future shortages due to the eight-day half-life of the (131)I radioisotope. Accordingly, any change in the Company's existing or planned contractual relationships with, or interruption in supply from, its third-party suppliers could adversely affect the Company's ability to complete its ongoing clinical trials and to market the B-1 Therapy, if approved. Any such change or interruption would have a material adverse effect on the Company's business, financial condition and results of operators. See "Risk Factors -- Dependence on Suppliers; Manufacturing and Scale-up Risk."

     The Company believes that the products it expects to develop in its TAP pro-drug program can be produced with standard chemical synthesis processes and expects to utilize third parties to meet clinical trial and any commercial requirements for these products. The Company currently intends to produce these products in Belgium in order to take advantage of local government research grants that are providing support for the TAP pro-drug program. The Company is in early discussions with potential manufacturers of Super-Leu-Dox, its initial pro-drug product candidate.

MARKETING AND SALES

     The Company intends to market its products in the United States through its own sales force and, where appropriate, in collaboration with marketing partners. This strategy is intended to enable the Company to establish a commercial presence in the cancer therapeutics market with its B-1 Therapy, if approved, and to create the capability to sell other products that it may develop or in-license. The sales force is expected to initially call upon oncologists, hematologists and nuclear medicine physicians in connection with the sale of the Company's B-1 Therapy. The Company initially will focus its sales force on those physicians who treat the largest volume of NHL patients. These physicians generally are concentrated in large metropolitan areas. Because of the characteristics of the B-1 Therapy, the target physician must have access to a facility with radiopharmaceutical and gamma camera scan capabilities. The Company believes such facilities generally are available in large metropolitan areas such that a significant portion of physicians who treat NHL patients will be able to prescribe the B-1 Therapy. The Company intends to distribute its products internationally through marketing partners. The Company has not yet identified or entered into any agreements with any such partners, and there is no assurance that it will be able to do so in a timely manner, if at all. The Company has not yet established a sales and marketing capability in North America, and there is no assurance that it will be able to do so in a timely or cost effective manner, if at all.

     The current purchasers of cancer therapeutics are hospitals, clinics, physicians, pharmacies, large HMOs and state and federal governments. Historically, physicians made treatment decisions and prescribed therapeutics which then were dispensed through the clinic, hospital or pharmacy. However, the United States health care system is undergoing significant changes and the decision-making authority of the physician varies. These changes may make it necessary for the Company to alter its strategy prior to launch of the B-1 Therapy or even after launch and could affect adversely the ability of the Company to generate revenues.

     The Company's ability to market effectively the B-1 Therapy may be affected adversely by a number of factors including physicians' resistance to change from established methods of treatment such as chemotherapy or radiation therapy and the special handling and administration requirements of a radioimmunotherapy. Further, the Company can provide no assurance as to whether its B-1 Therapy will be priced competitively compared to existing methods of treatment such as chemotherapy and radiation therapy. See "Risk Factors -- Uncertainty of Market Acceptance of the B-1 Therapy."

PHARMACEUTICAL PRICING AND REIMBURSEMENT

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Recent initiatives to reduce the federal deficit and to reform health care delivery are increasing cost-containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause the Company to limit or eliminate spending on development projects and affect the Company's ultimate profitability. Legislative debate is expected to continue in the future, and market forces are expected to drive reductions of health care costs. The Company cannot predict what impact that adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of the Company's proposed products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. In addition, other third-party payors increasingly are challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. The Company's B-1 Therapy, as potentially the first radioimmunotherapy for cancer, faces particular uncertainties due to the absence of a comparable, approved therapy to serve as a model for pricing and reimbursement decisions. There can be no assurance that the Company's product candidates will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. Further, there can be no assurance that products can be manufactured on a commercial scale, for a cost that will enable the Company to price its products within reimbursable rates. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement rates are not provided by the government and third-party payors for the Company's products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

     The testing, manufacturing, labeling, advertising, promotion, export and marketing, among other things, of the Company's proposed products are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the Food and Drug Administration under the Federal Food, Drug and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, the Company believes that its B-1 Therapy and other immunotherapeutics that it may develop will be regulated by the FDA as biologics and that other products to be developed by the Company, including Super-Leu-Dox and other TAP pro-drugs, are likely to be regulated as drugs.

     The steps required before a drug or biologic may be approved for marketing in the United States generally include (i) preclinical laboratory tests and animal tests, (ii) the submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may commence,
(iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) in the case of a biologic, the submission to the FDA of a biologic license application ("BLA"), or in the alternative a Product License Application ("PLA") for the product and an Establishment License Application ("ELA") for the facility at which the product is manufactured, or in the case of a drug, a New Drug Application ("NDA"), (v) FDA review of the BLA (or PLA/ELA) or NDA and (vi) satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with GMP. The testing and approval process requires substantial time, effort and financial resources, and there can be no assurance that any approval will be granted on a timely basis, if at all.

     Preclinical studies include laboratory evaluation of the product, as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND automatically will become effective thirty days after receipt by the FDA, unless the FDA before that time raises concerns or questions about the conduct of the trials as outlined in the IND. In such case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials.

     Clinical trials involve the administration of the investigational products to healthy volunteers or patients under the supervision of a qualified principal investigator. Further, each clinical trial must be reviewed and approved by an independent Institutional Review Board ("IRB") at each institution at which the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

     Clinical trials typically are conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics. Phase II clinical trials usually involve studies in a limited patient population to (i) evaluate the efficacy of the drug for specific, targeted indications,
(ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. Phase III clinical trials generally further evaluate clinical efficacy and test further for safety within an expanded patient population. Phase IV clinical trials are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as "Phase III/IV post-approval clinical trials." Failure to conduct promptly Phase IV clinical trials could result in withdrawal of approval for products approved under accelerated approval regulations.

     In the case of products for severe or life-threatening diseases, the initial clinical trials are sometimes done in patients rather than in healthy volunteers. Since these patients are afflicted already with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase II clinical trials. These trials are referred to frequently as Phase I/II trials. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of the Company's product candidates. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     The results of the preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product. Before approving a BLA or NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility is in GMP compliance. The FDA may delay a BLA or NDA if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require postmarketing testing and surveillance to monitor safety or efficacy of a product. There can be no assurance that FDA approval of any BLA or NDA submitted by the Company will be granted on a timely basis, if at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed.

     The Company also will be subject to a variety of foreign regulations governing clinical trials and sales of its products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval.

     Clinton-Kessler Cancer Initiative

     In March 1996, the FDA announced a new policy intended to accelerate the approval process for cancer therapies addressing disease conditions in which patients have limited treatment options. The Company believes that the B-1 Therapy may qualify for this accelerated approval process and designed its Phase II/III clinical trial of the B-1 Therapy with the objective of securing accelerated approval. Significant uncertainty exists as to the extent to which such initiative will result in accelerated review and approval. Further, the FDA has not made available comprehensive guidelines with respect to this initiative, and it retains considerable discretion in determining eligibility for accelerated review and approval and is not bound by discussions that an applicant may have with FDA staff. Accordingly, the FDA could employ such discretion to deny eligibility of the B-1 Therapy as a candidate for accelerated review or require additional clinical trials or other information before approving the B-1 Therapy. The Company cannot predict the ultimate impact, if any, of the new approval process on the timing or likelihood of FDA approval of its B-1 Therapy or any of its other potential products.

     Orphan Drug Designation

     Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. The Company's B-1 Therapy has received orphan drug designation from the FDA. Although the FDA recently decided to remove NHL from the list of diseases for which orphan drug designation may be obtained, the previous designation of the Company's B-1 Therapy will not be affected. In any event, there can be no assurance that competitors will not receive approval of other, different drugs or biologics for low-grade NHL. Thus, although obtaining FDA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that it would provide the Company with a material commercial benefit.

RADIOACTIVE AND OTHER HAZARDOUS MATERIALS

     The manufacturing and use of the Company's B-1 Therapy requires the handling and disposal of 131)I, a radioactive isotope of iodine. The radiolabeling of the B-1 Antibody currently is performed by radiopharmacies at the individual clinical trial sites. These sites must comply with various state and federal regulations regarding the handling and use of radioactive materials. Violation of these state and federal regulations by a clinical trial site could significantly delay completion of such trials. For the continuation of its ongoing clinical trials and for commercial-scale production, the Company plans to rely on a contract manufacturer, Nordion, to radiolabel the B-1 Antibody with
(131)I, initially at a single location in Canada. Although this vendor is experienced in the handling and use of radioactive materials, violation of safety regulations could occur and the risk of accidental contamination or injury cannot be eliminated completely. In the event of any such noncompliance or accident, the supply of radiolabeled B-1 Antibody for use in clinical trials or commercially could be interrupted, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Manufacturing."

     The administration of the B-1 Therapy entails the introduction of radioactive materials into patients. These patients emit radioactivity at levels that pose a safety concern to others around them, especially healthcare workers for whom the cumulative effect of repeated exposure to radioactivity is of particular concern. These concerns are addressed in regulations promulgated by the Nuclear Regulatory Commission, as well as by various state and local governments and individual hospitals. Generally, patients who emit radioactivity above specified levels must be admitted to the hospital, where they can be isolated from others, until radiation falls to acceptable levels. The NRC recently enacted revised regulations that are likely to make it easier for hospitals to treat patients with radioactive materials on an outpatient basis. Under these regulations, the Company believes that its B-1 Therapy could be administered on an outpatient basis in most cases. Although state and local governments often follow the lead of the NRC, there can be no assurance that they will do so or that patients receiving the B-1 Therapy will not have to remain in the hospital for one to three days following administration of the therapeutic dose, adding to the overall cost of the therapy.

     The Company also expects to use hazardous chemicals and radioactive compounds in its ongoing research activities. Although the Company believes that safety procedures for handling and disposing of such materials will comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. The Company could be held liable for any damages that result from such an accident, as well as for unexpected remedial costs and penalties that may result from any violation of applicable regulations, which could result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may incur substantial costs to comply with environmental regulations.

PATENTS AND OTHER INTELLECTUAL PROPERTY

     The Company believes that patent and trade secret protection is important to its business and that its future will depend in part on its ability to maintain its technology licenses, protect its trade secrets, secure additional patents and operate without infringing the proprietary rights of others. The Company currently holds exclusive rights to an allowed United States patent application that relates to a therapeutic protocol used in the B-1 Therapy. The Company also holds an exclusive license to patent applications filed in Europe relating to its TAP pro-drug program.

     The pharmaceutical and biotechnology fields are characterized by a large number of patent filings. A substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Research has been conducted for many years in the monoclonal antibody field by pharmaceutical and biotechnology companies and other organizations. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those of the Company. Patent applications are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. The Company may not be aware of all of the patents potentially adverse to the Company's interest that may have been issued to other companies, research or academic institutions, or others. No assurances can be given that such patents do not exist, have not been filed, or could not be filed or issued, which contain claims relating to the Company's technology, products or processes.

     To date, no consistent policy has emerged regarding the breadth of claims allowed in pharmaceutical and biotechnology patents. If patents have been or are issued to others containing preclusive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to one or more patents or to develop or obtain alternative technology. The Company is aware of various patents that have been issued to others that pertain to a portion of the Company's prospective business; however, the Company believes that it does not infringe any patents that ultimately would be determined to be valid. There can be no assurance that patents do not exist in the United States or in other foreign countries or that patents will not be issued to third parties that contain preclusive or conflicting claims with respect to the B-1 Therapy or any of the Company's other product candidates or programs. Commercialization of monoclonal antibody-based products may require licensing and/or cross-licensing of one or more patents with other organizations in the field. There can be no assurance that the licenses that might be required for the Company's processes or products would be available on commercially acceptable terms, if at all.

     The Company's breach of an existing license or failure to obtain a license to technology required to commercialize its product candidates may have a material adverse effect on the Company's business, financial condition and results of operations. Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or to cease using such technology.

     The Company also relies on trade secrets to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. The Company protects its proprietary technology and processes, in part, by confidentiality agreements with its employees, consultants, collaborators and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its collaborators or contractors will not otherwise become known or be discovered independently by competitors.

     Patents issued and patent applications filed internationally relating to biologics are numerous and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by the Company. Moreover, there is certain subject matter which is patentable in the United States and not generally patentable outside of the United States. Statutory differences in patentable subject matter may limit the protection the Company can obtain on some of its inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and/or other issues may prevent the Company from obtaining patent protection outside of the United States which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Rights to use the name "Coulter Pharmaceutical, Inc." are licensed from Coulter Corporation.

COMPETITION

     The pharmaceutical and biotechnology industries are intensely competitive. Any product candidate developed by the Company would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in research and development of products for the treatment of people with cancer. Many of these organizations have financial, technical, manufacturing and marketing resources greater than those of the Company. Several of them have developed or are developing therapies that could be used for treatment of the same diseases targeted by the Company. One competitor known to the Company is currently conducting Phase III clinical trials of a chimeric antibody treatment for NHL. If a competing company were to develop or acquire rights to a more efficient or safer cancer therapy for treatment of the same diseases targeted by the Company, or one which offers significantly lower costs of treatment, the Company's business, financial condition and results of operations could be materially adversely affected.

     The Company believes that competition in the development and marketing of new cancer therapies will be based primarily on product efficacy and safety, time to market and price. To the extent the Company's product programs are successful, it also intends to rely to some degree on patents and other intellectual property and orphan drug designations to protect its products from competition.

     The Company believes that its product development programs will be subject to significant competition from companies utilizing alternative technologies as well as to increasing competition from companies that develop and apply technologies similar to the Company's technologies. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company or developing products that are safer and more effective than those under development or proposed to be developed by the Company. There can be no assurance that research and development by others will not render the Company's technology or potential products obsolete or non-competitive or result in treatments superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies.

PRODUCT LIABILITY AND INSURANCE

     The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Company has only limited product liability insurance for clinical trials and no commercial product liability insurance. There can be no assurance that the Company will be able to maintain existing insurance or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims brought against the Company in excess of its insurance coverage, if any, or a product recall could have a material adverse effect upon the Company's business, financial condition and results of operations.

HUMAN RESOURCES

     As of January 21, 1997, the Company had 31 employees, 17 of whom were engaged in product development activities. Fourteen of such employees hold post-graduate degrees, including four with medical degrees and eight with Ph.D.s. The Company's employees are not represented by a collective bargaining agreement. The Company believes its relations with its employees are good.

FACILITIES

     The Company currently leases approximately 9,000 square feet of office space located in Palo Alto, California, under a short-term lease agreement. Management is looking currently for a larger facility and expects to relocate during 1997.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company, and their ages as of December 6, 1996, are as follows:

               NAME                 AGE                     POSITION
----------------------------------  ---    -------------------------------------------
Michael F. Bigham.................  39     President, Chief Executive Officer and
                                           Director
William G. Harris.................  38     Vice President and Chief Financial Officer
Peter J. Langecker, M.D., Ph.D.(1)  45     Vice President, Clinical Research
Arlene M. Morris(1)...............  44     Vice President, Business Development
Linda L. Nardone, Ph.D.(1)........  51     Vice President, Regulatory Affairs
Dan Shochat, Ph.D. ...............  56     Vice President, Research and Development
Bobbie F. Wallace(1)..............  64     Vice President, Operations
James C. Kitch, J.D.(1)...........  49     Secretary
Arnold Oronsky, Ph.D.(2)..........  56     Chairman of the Board
Brian G. Atwood(3)................  44     Director
Joseph R. Coulter, III............  37     Director
Donald L. Lucas(2)(3).............  66     Director
Robert Momsen(2)..................  49     Director
George J. Sella, Jr...............  68     Director
Sue Van(2)(3).....................  50     Director

------------------------------
(1) Non-executive officer or key employee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

     Michael F. Bigham has served as President, Chief Executive Officer and a director of the Company since July 1996. During June 1996, Mr. Bigham provided consulting services to the Company. Mr. Bigham served as Executive Vice President of Operations from April 1994 to June 1996 and Chief Financial Officer from April 1989 to June 1996 at Gilead Sciences, Inc., a biotechnology company. While at Gilead, he also served as Vice President of Corporate Development from July 1988 to March 1992. Mr. Bigham was Co-head of Healthcare Investment Banking for Hambrecht & Quist LLC, an investment banking firm where he was employed from 1984 to 1988. Mr. Bigham is a member of the Board of Directors of Datron Systems, Inc., a publicly-held electronics company, and two privately-held companies. Mr. Bigham received a B.S. degree in Commerce with distinction from the University of Virginia and an M.B.A. from the Stanford University Graduate School of Business.

     William G. Harris has served as Vice President, Finance and Chief Financial Officer of the Company since July 1996. From July 1992 to July 1996, Mr. Harris served as Director of Finance at Gilead Sciences, Inc., a biotechnology company. While at Gilead, Mr. Harris also served as Controller and Manager of Administration from July 1991 to July 1992, and as Assistant Controller and Manager of Administration from October 1990 to July 1992. From July 1988 to October 1990, he was a Staff Accountant at Ernst & Young, LLP. Mr. Harris received a B.A. degree in Economics from the University of California, San Diego, and an M.B.A. from the University of Santa Clara Leavey School of Business and Administration.

     Peter J. Langecker, M.D., Ph.D. has served as Vice President, Clinical Research of the Company since August 1995. From March 1992 to July 1995, Dr. Langecker served as Director of Clinical Research in Oncology at Schering-Plough Corp., a pharmaceutical and biologics company, where he was responsible for the worldwide clinical program for several oncology products. From July 1988 to February 1992, Dr. Langecker served as Central Medical Adviser in Clinical Research and Development, Oncology at Ciba-Geigy Corporation, a Swiss chemical and pharmaceutical company, where he was responsible for the clinical development of several oncology products. From March 1984 to June 1988, he served as a physician in the Oncology Department at the University of Munich Hospital. Dr. Langecker received M.D. and Ph.D. degrees from the University of Munich in Germany and is the author of more than 30 scientific papers on clinical drug development in oncology.

     Arlene M. Morris has served as Vice President, Business Development of the Company since October 1996. From April 1993 to October 1996, Ms. Morris served as Vice President, Business Development at Scios, Inc., a biotechnology company. From November 1988 to April 1993, she served as Vice President, Business Development at McNeil Pharmaceutical, a subsidiary of Johnson & Johnson, where she was responsible for new product planning and business development. Ms. Morris received a B.A. degree from Carlow College.

     Linda L. Nardone, Ph.D. has served as Vice President, Regulatory Affairs of the Company since August 1995. From September 1989 to July 1995, Dr. Nardone served as Vice President of Drug Regulatory Affairs at Sterling Winthrop/Nycomed, a pharmaceutical company, where she was responsible for strategy, operations and FDA interactions for drugs in development and marketed drugs including three new drug applications and multiple supplemental approvals. From 1986 to 1989, Dr. Nardone worked for Immunomedics, Inc., a biotechnology company, where she had regulatory responsibility for three monoclonal antibody-based diagnostic and therapeutic agents for cancer, and held various positions, including Vice President, Regulatory Affairs. Dr. Nardone received a B.S. degree from Fairleigh Dickinson University, M.S. and Ph.D. degrees from Pennsylvania State University and held a post-doctoral fellowship at Yale University School of Medicine.

     Dan Shochat, Ph.D. has served as Vice President, Research and Development of the Company since March 1995. From July 1988 to April 1995, Dr. Shochat served as Director of Biotechnology Development at Lederle Laboratories, a pharmaceutical division of American Cyanamid, Inc., where he was responsible for the worldwide program in monoclonal antibodies for the treatment of cancer. He received B.S. and M.S. degrees from Hebrew University in Israel and a Ph.D. in Biochemistry from L.S.U. Medical School in New Orleans. Dr. Shochat is the author of 25 scientific papers on tumor antigens and on antibodies for diagnostic and therapeutic use in cancer.

     Bobbie F. Wallace has served as Vice President, Operations for the Company since its inception in February 1995. From February 1995 to December 1996, she served as a director of the Company. Ms. Wallace is an employee of Coulter Corporation, a research, development and manufacturing company of precision medical devices, and has served as a liaison between the Company and Coulter Corporation. Since 1982, Ms. Wallace has served as Director of Pharmaceutical Programs and Immunology Research at Coulter Corporation where she was responsible for the Anti-B1 research and development. Ms. Wallace received a B.A. in Pre-Med and completed specialized post-graduate courses in hematology at the University of Texas in Denton.

     James C. Kitch, J.D. has served as the Secretary of the Company since December 1996. He has been a partner for more than ten years of Cooley Godward LLP, a law firm which has provided legal services to the Company. Mr. Kitch is a director of Lynx Therapeutics, Inc., a life sciences company.

     Arnold Oronsky, Ph.D. has served as Chairman of the Board of Directors of the Company since its inception in February 1995. From February 1995 to July 1996, Dr. Oronsky also served as President and Chief Executive Officer of the Company. Since March 1994, Dr. Oronsky has been a general partner at InterWest Partners, a private venture capital firm. From 1984 to 1994, Dr. Oronsky served as Vice President for Discovery Research at Lederle Laboratories, a pharmaceutical division of American Cyanamid, Inc., where he was responsible for the research of new drugs. Dr. Oronsky has won numerous grants and awards and has published over 125 scientific articles. Since 1988, Dr. Oronsky has served as a senior lecturer in the Department of Medicine at John Hopkins Medical School.

     Brian Atwood has served as a director of the Company since April 1996. From March to December 1995, Mr. Atwood was a consultant on business development to the Company. Since November 1995, Mr. Atwood has been a Venture Partner of Brentwood Venture Capital, a private venture capital firm, and since June 1995 has served as the acting President and Chief Executive Officer of gene/Networks, Inc., a genomics company. He was a founder and served as President and Chief Executive Officer from December 1993 to May 1995 and Vice President, Operations from July 1988 to November 1993 of Glycomed Incorporated, a company dedicated to the discovery and development of novel drugs based on complex carbohydrates. From January 1986 to June 1987, Mr. Atwood was a Director at Perkin-Elmer/Cetus Instrument Systems, a joint venture formed by Perkin-Elmer Corp. and Cetus Corporation, where he oversaw the development and launch of three biotechnology instrument research systems.

     Joseph R. Coulter, III has served as a director of the Company since December 1996. Mr. Coulter has been employed by Coulter Corporation, a research, development and manufacturing company of precision medical devices, since 1979. Since November 1996, he has been Executive Vice President and since February 1995, he has served as Director of Information Systems. From June 1992 to January 1995, Mr. Coulter served as Director of Operations, and from January 1988 to June 1992, he served as Program Manager for Research and Development. Mr. Coulter currently serves as a director of Coulter Corporation.

     Donald L. Lucas has served as a director of the Company since April 1996. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Amati Communications Corporation, Cadence Design Systems, Inc., Macromedia, Inc., Oracle Corporation, Racotek, Inc., Transcend Services, Inc. and Tricord Systems, Inc.

     Robert Momsen has served as a director of the Company since its inception in February 1995. Since August 1982, Mr. Momsen has been a General Partner at InterWest Partners, a private venture capital firm. From 1977 to 1981, Mr. Momsen served as General Manager and Chief Financial Officer of Life Instruments Corporation, a medical diagnostic imaging company that he co-founded. Mr. Momsen currently serves as a director of ArthroCare Corp., COR Therapeutics, Inc., Cornerstone Physicians Corp., Employee Managed Care Corp., First Medical, Inc., Innovasive Devices, Inc., Integ, Inc., Interventional Technologies, Inc., Mercator Genetics, Inc., Urologix, Inc. and Ventritex, Inc.

     George J. Sella, Jr. has served as a director of the Company since December 1996. From January 1983 to his retirement in April 1993, Mr. Sella served as Chief Executive Officer of American Cyanamid Company, a chemical, agricultural and medical products company. From September 1979 to January 1991, Mr. Sella served as President of American Cyanamid. From May 1984 to April 1993, he served as Chairman of the Board of Directors of American Cyanamid. Mr. Sella currently serves as a director of Union Camp Corporation, the Equitable Companies Incorporated and Bush Boake Allen, Inc.

     Sue Van has served as a director of the Company since its inception in February 1995. Since November 1996, she has been Executive Vice President of Coulter Corporation, a research, development and manufacturing company of precision medical devices. Since May 1992, Ms. Van has served as the Chief Financial Officer of Coulter Corporation and since January 1984, Ms. Van has served as the Corporate Treasurer of Coulter Corporation.

     Certain of the current directors of the Company were nominated and elected in accordance with voting rights which terminate upon the closing of this offering.

BOARD COMMITTEES

     The Audit Committee of the Board of Directors was formed in October 1996 to review the internal accounting procedures of the Company and consult with and review the services provided by the Company's independent auditors. The Compensation Committee of the Board of Directors was formed in October 1996 to establish salaries, incentives and other forms of compensation paid to officers and employees of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's stock plans.

DIRECTOR COMPENSATION

     Directors currently do not receive any cash compensation from the Company for their services as members of the Board of Directors, although they are reimbursed for certain expenses in connection with attendance at Board and Committee meetings. In December 1995, Mr. Sella was granted options to purchase 20,000 shares of the Company's Common Stock under the 1995 Equity Incentive Plan. Upon completion of the offering, directors will be eligible to participate in the 1996 Equity Incentive Plan. See "-- Equity Incentive Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the formation of the Compensation Committee in October 1996, the Board of Directors made all determinations with respect to executive officer compensation. Of the directors who participated in deliberations concerning executive officer compensation, either prior to the formation of the Compensation Committee or in their capacity as a member of the Compensation Committee, Dr. Oronsky served as acting President and Chief Executive Officer of the Company from February 1995 to June 1996, Ms. Wallace has served as Vice President, Operations of the Company since February 1995 and Mr. Bigham has served as President and Chief Executive Officer of the Company since July 1996. Each of the Company's directors has purchased securities of the Company individually or through an affiliated entity. See "Certain Transactions" and "Principal Stockholders."

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth the compensation earned by the Company's Chief Executive Officer and the other executive officer who earned in excess of $100,000 during the fiscal year ended December 31, 1996 (collectively, the "Named Executive Officers") and the compensation of the Named Executive Officers during the period from inception (February 16, 1995) to December 31, 1995:

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                                                           COMPENSATION
                                                                                           ------------
                                                  ANNUAL COMPENSATION                       SECURITIES
                                                  --------------------    OTHER ANNUAL      UNDERLYING
NAME AND PRINCIPAL POSITION                       SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)
-----------------------------------------         ---------   --------   ---------------   ------------
Michael F. Bigham(1).....................  1995         --         --             --               --
  President and Chief Executive Officer    1996    150,000     50,000         57,000(1)             0
Arnold Oronsky, Ph.D.(2) ................  1995          0          0              0                0
  President and Chief Executive Officer    1996          0          0              0                0
Dan Shochat, Ph.D. ......................  1995    138,721     26,250         13,332(3)        58,333
  Vice President, Research and
  Development                              1996    160,008      8,750         11,084(3)        41,666

---------------
(1) Mr. Bigham joined the Company as its President and Chief Executive Officer in July 1996. During June 1996, Mr. Bigham provided consulting services to the Company and received compensation for those services.

(2) Dr. Oronsky, Chairman of the Company's Board of Directors, served as acting President and Chief Executive Officer from February 1995 to June 1996.

(3) Represents reimbursement for moving expenses.

EQUITY INCENTIVE PLANS

     Equity Incentive Plans. In March 1995, the Company adopted the 1995 Equity Incentive Plan (the "1995 Plan") under which an aggregate of 866,666 shares of Common Stock have been reserved for issuance upon exercise of options granted to employees, directors of and consultants to the Company. As of December 6, 1996, options to purchase an aggregate of 802,305 shares of Common Stock were outstanding under the 1995 Plan. In December 1996, the Board of Directors determined that upon the closing of the offering, no additional options would be granted under the 1995 Plan and the 1995 Plan would be terminated.

     In December 1996, the Company adopted the 1996 Equity Incentive Plan (the "1996 Plan" and, together with the 1995 Plan, the "Incentive Plans"). A total of 1,400,000 shares of Common Stock have been reserved under the 1996 Plan. As of December 6, 1996, no options have been granted under the 1996 Plan. The 1996 Plan will terminate in December 2006, unless sooner terminated by the Board of Directors.

     The Incentive Plans provide for the granting to employees (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, as amended (the "Code"), and for the granting of nonstatutory stock options, restricted stock purchase awards, and stock bonuses (collectively, "Stock Awards") to employees, directors of and consultants to the Company. The Company's Board of Directors has delegated administration of the Incentive Plans to the Compensation Committee (the "Committee"). The Committee membership is intended to satisfy the provisions of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and Code section 162(m), in each case to the extent applicable. The Committee has the authority, subject to the terms of the Incentive Plans, to determine the recipients and types of awards to be granted, the terms of the awards granted, including the exercise price, number of shares subject to the award the exercisability thereof, and the form of consideration payable upon exercise.

     The terms of stock options granted under the Incentive Plans generally may not exceed 10 years. The exercise price of options granted under the Incentive Plans is determined by the Board of Directors, provided that the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of option grant. The exercise price of options under the 1995 Plan or incentive stock options under the 1996 Plan granted to any person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of such stock on the date of grant and the terms of these options cannot exceed five years. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock option are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000. No optionee shall be eligible for option grants under the 1996 Plan covering more than 280,000 shares of Common Stock in any calendar year at such time as Section 162(m) of the Code becomes applicable to the Plan.

     Options granted under the Incentive Plans vest at the rate specified in the option agreement; provided, however, that options granted under the 1995 must vest at least 20% per year. No stock option granted under the Incentive Plans may be transferred by the optionee other than by will or the laws of descent or distribution or, for a nonstatutory option, pursuant to a domestic relations order, provided that an optionee may designate a beneficiary who may exercise the option following the optionee's death, and, provided further, that the Compensation Committee may grant a nonstatutory stock option that is transferable under the 1996 Plan.

     An optionee under the 1995 Plan whose relationship with the Company or any affiliate ceases for any reason (other than by death or disability) may exercise options in the thirty-day period following such cessation (unless such options terminate or expire sooner or later by their terms). An optionee under the 1996 Plan whose relationship with the Company or any affiliate ceases for any reason (other than by death or disability) may exercise options in the three-month period following such cessation (unless such options terminate or expire sooner or later by their terms). Options granted under the Incentive Plans may be exercised for up to twelve months after an Optionee's relationship with the Company and its affiliates ceases due to disability and for up to eighteen months after an Optionee's relationship with the Company and its affiliates ceases due to death (unless such options expire sooner or later by their terms).

     Shares subject to stock options under the 1996 Plan that have expired or otherwise terminated without having been exercised in full become available for the grant of options under the 1996 Plan. Furthermore, the Board of Directors may offer to exchange new options for existing options under the 1996 Plan, with the shares subject to the existing options again becoming available for grant under the 1996 Plan. The Board of Directors has the authority to reprice outstanding options and to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares.

     Restricted stock purchase awards granted under the 1996 Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a service vesting schedule determined by the Board. The purchase price of such awards will be at least 85% of the fair market value of the Common Stock on the date of grant. Stock bonuses may be awarded in consideration for past services without a purchase payment.

     Upon certain changes in control of the Company, all outstanding awards under the Incentive Plans shall be continued, assumed or substituted by the surviving entity. If the surviving entity determines not to continue, assume or substitute such awards, then the vesting of such awards shall be accelerated and shall be terminated if not exercised prior to such event. In the event of a dissolution or liquidation of the Company, outstanding, unexercised awards shall be terminated.

     Employee Stock Purchase Plan. In December 1996, the Company's Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 350,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months. The Board has currently authorized an offering period to begin with the effectiveness of this offering and ending December 31, 1998 and additional 24-month offering periods to begin each July 1 and January 1 thereafter.

     Employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board of Directors, provided that under the currently authorized offerings an employee's customary employment must be for at least 20 hours per week and five months per calendar year. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board of Directors, to the purchase of shares of Common Stock. Under the currently authorized offerings, the purchase dates are each June 30 and December 31. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering or the relevant purchase date. Employees may end their participation in an offering at any time during the offering, and participation ends automatically on termination of employment with the Company or, under the currently authorized offerings, when the employee elects to enroll in another offering.

     In the event of certain changes of control, the Board of Directors has discretion to provide that each right to purchase Common Stock may be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Board has the authority to amend or terminate the Purchase Plan, subject to the limitation that no such action may adversely affect any outstanding rights to purchase Common Stock.

     401(k) Plan. As of October 31, 1996, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit ($9,500 in 1996 and 1997) and have the amount of such reduction contributed to the 401(k) Plan. Although the Company does not currently match contributions by employees, the 401(k) Plan allows for matching contributions to be made by the Company in an amount determined by the Company. The trustees under the 401(k) Plan, at the direction of each participant, invest the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under
Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"), so that contributions to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable until withdrawn, and so that the contributions by the Company will be deductible when made.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth for each of the Named Executive Officers each grant of stock options granted during the fiscal year ended December 31, 1996:

                                                   INDIVIDUAL GRANTS
                                     ---------------------------------------------
                                                 PERCENTAGE
                                                  OF TOTAL                            POTENTIAL REALIZABLE
                                     NUMBER OF    OPTIONS                               VALUE AT ASSUMED
                                     SECURITIES   GRANTED                             ANNUAL RATES OF STOCK
                                     UNDERLYING  IN FISCAL   EXERCISE                  PRICE APPRECIATION
                                      OPTIONS       1996       PRICE    EXPIRATION     FOR OPTION TERM(4)
NAME                                 GRANTED(1)    (%)(2)    ($/SH)(3)     DATE        5% $          10% $
------------------------------------ ----------  ----------  ---------  ----------  -----------   -----------
Michael F. Bigham...................       --         --          --            --         --            --
Arnold Oronsky, Ph.D. ..............       --         --          --            --         --            --
Dan Shochat, Ph.D. .................   25,000        3.7%      $ .75      06/13/06    $11,792       $29,883
                                       16,666(5)     2.5%      $2.25      10/31/06    $23,585       $59,763

---------------
(1) Options granted in 1996 generally vest over four years, with 25% of the option shares becoming fully vested one year from the grant date and 1/48th vesting in each successive month, with full vesting occurring on the fourth anniversary date.

(2) Based on an aggregate of 678,492 options granted to employees and directors of and consultants to the Company in 1996, including the Named Executive Officers.

(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors.

(4) The potential realizable value is calculated by assuming that the stock price on the date of grant as determined by the Board of Directors appreciates at the indicated annual rate compounded annually for the entire term of the option (ten years) and the option is exercised and sold on the last day of its term for the appreciated stock price. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

(5) Twenty-five percent of these option shares vest annually commencing October 31, 2000, with full vesting October 31, 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth for each of the Named Executive Officers the shares acquired and the value realized on the exercise of stock options during the fiscal year ended December 31, 1996 and the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 1996:

                                                            NUMBER OF SECURITIES
                                                                 UNDERLYING             VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS AT     IN-THE-MONEY OPTIONS AT
                                    SHARES      VALUE       DECEMBER 31, 1996(#)      DECEMBER 31, 1996($)(1)
                                  ACQUIRED ON  REALIZED  --------------------------  --------------------------
              NAME                EXERCISE(#)    ($)     EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
--------------------------------- -----------  --------  -----------  -------------  -----------  -------------
Michael F. Bigham................        --          --        --             --            --             --
Arnold Oronsky, Ph.D. ...........        --          --        --             --            --             --
Dan Shochat, Ph.D. ..............    21,874    $157,493     2,431         75,694       $28,445      $ 841,872

---------------
(1) Based on the fair market value of $12.00 per share on December 31, 1996, as determined by the Company's Board of Directors minus the exercise price multiplied by the number of shares underlying the option.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     As permitted by the Delaware General Corporation Law (the "Delaware Law"), the Company's Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the directors' duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derives any improper personal benefit. In addition, the Company's Bylaws provide that the Company shall indemnify any director and may indemnify any officer, to the fullest extent permitted by the Delaware Law, who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to the Company.

     The Company has entered into indemnification agreements with each of its directors and executive officers pursuant to which the Company has indemnified each of them against expenses and losses incurred for claims brought against them by reason of their being a director or executive officer of the Company. In addition, the Company intends to purchase directors' and officers' liability insurance.

     There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.

                              CERTAIN TRANSACTIONS

     The Company was incorporated in February 1995. In connection with its formation, the Company issued 5,000,000 shares of its Series A Preferred Stock (the "Series A Stock") to Coulter Corporation in exchange for rights to certain intellectual property, know-how, contractual rights and other assets pertaining to the Company's B-1 Therapy pursuant to an assignment agreement dated February 24, 1995, and issued 2,500,000 shares of Series A Stock to InterWest Partners V, L.P. ("InterWest") and certain parties related thereto in exchange for $2,500,000 in cash. In connection with such transaction, the Company assumed certain obligations to pay minimum annual license fees and royalties due upon sales of the B-1 Therapy.

     Coulter Corporation has also supplied B-1 Antibody and certain services at its cost to support the Company's ongoing development of the B-1 Therapy. See
Note 7 of Notes to Financial Statements. The need for such services is declining, and the Company believes that this arrangement will be ended during 1997. In addition, the Company has agreed to reimburse Coulter Corporation for royalties (payable upon sales of the B-1 Therapy, if any) due to a third party for certain intellectual property rights sublicensed to the Company. Coulter Corporation has the right to convert the initial reimbursements of royalties, up to a maximum of $4,500,000, into Common Stock of the Company at the fair market value thereof at the time such reimbursements are due. Additionally, in April 1995, the Company reimbursed Coulter Corporation $100,000 for a one-time license issue fee previously paid by Coulter Corporation in connection with certain intellectual property rights assigned to the Company. Joseph Coulter, III and Sue Van, directors of the Company, are executive officers of Coulter Corporation and Mr. Coulter is a director of and beneficial stockholder of Coulter Corporation.

     In August and September 1995, the Company issued 2,333,333 shares of its Series B Preferred Stock (the "Series B Stock") for aggregate consideration of $3,500,000 in cash, including: (i) 2,266,667 shares of Series B Stock to InterWest and certain parties related thereto, (ii) 16,667 shares of Series B Stock to the Richard M. Lucas Foundation, of which Donald L. Lucas, a director of the Company, is the Chairman of the Board and (iii) 16,666 shares of Series B Stock to the Donald L. Lucas Profit Sharing Trust of which Mr. Lucas is the successor trustee.

     In April 1996, the Company issued 9,964,607 shares of its Series C Preferred Stock (the "Series C Stock") and warrants to purchase 498,705 shares of its Common Stock (after giving effect to the one-for-three reverse stock split), at an exercise price of $9.00 per share (the "Warrants") for aggregate consideration of $22,420,366 in cash, including: (i) 888,889 shares of Series C Stock and Warrants to purchase 44,488 shares of Common Stock to InterWest and certain parties related thereto, (ii) 1,111,111 shares of Series C Stock and Warrants to purchase 55,611 shares of Common Stock to BankAmerica Ventures and certain parties related thereto, (iii) 1,122,222 shares of Series C Stock and Warrants to purchase 56,167 shares of Common Stock to Brentwood Associates VII, L.P. ("Brentwood") and certain parties related thereto, (iv) 948,884 shares of Series C Stock and Warrants to purchase 47,490 shares of Common Stock to certain entities affiliated with Donald L. Lucas, a director of the Company, (v) 102,222 shares of Series C Stock and Warrants to purchase 5,116 shares of Common Stock to a charitable trust formed by Michael F. Bigham, Chief Executive Officer, President and a director of the Company, (vi) 100,000 shares of Series C Stock and Warrants to purchase 5,005 shares of Common Stock to Sue Van, a director of the Company, (vii) 11,111 shares of Series C Stock and Warrants to purchase 566 shares of Common Stock to Brian Atwood, a director of the Company and (viii) 11,111 shares of Series C Stock and Warrants to purchase 1,668 shares of Common Stock to Joseph R. Coulter, III, a director of the Company.

     Each share of Preferred Stock will automatically convert into one-third of a share of Common Stock upon completion of this offering.

     Pursuant to a letter dated March 9, 1995 from the Company to Dr. Dan Shochat, Vice President, Research and Development of the Company, if the Company terminates Dr. Shochat's employment for any reason prior to March 1997, the Company will pay Dr. Shochat, a sum equal to six months annual salary.

     In August 1995 and February 1996, in connection with consulting services provided to the Company, the Company granted Mr. Atwood, a director of the Company, options to purchase 2,059 and 4,021 shares of Common Stock, respectively, at an exercise price of $.30 per share. Such options were immediately exercisable and fully vested. Mr. Atwood received compensation of $94,863 for such consulting services.

     In March 1996, Michael F. Bigham, Chief Executive Officer and President of the Company, purchased 400,000 shares of Common Stock at $0.45, the fair market value of such shares, and purchased the shares by delivering a promissory note in the amount of $180,000. The Company has a right to repurchase these shares in the event Mr. Bigham's employment is terminated. Such repurchase right lapses over a four year period which may be accelerated if Mr. Bigham's employment is involuntarily terminated for a reason other than gross misconduct. If the Company terminates Mr. Bigham's employment for any reason, other than gross misconduct, the Company will continue to pay his salary and provide full benefits for one year after such termination and the Company's stock repurchase rights will continue to expire during such period. In the event of a change in control of the Company, Mr. Bigham will receive severance equal to at least two years salary plus a 30% bonus and full benefits for two years. In addition, all repurchase right expirations will be accelerated in full. During June 1996, Mr. Bigham provided consulting services to the Company for which he was paid $57,000. In July 1996, the Company entered into an agreement with Mr. Bigham pursuant to which he repaid an outstanding loan to the Company in the amount of $180,000 and obtained from the Company a home loan in the amount of $280,000, which new loan is secured by a second deed of trust on his principal residence. This loan will be forgiven semiannually at the rate of 12.5% per semiannual period so long as Mr. Bigham remains employed by the Company. If Mr. Bigham's employment is terminated, interest shall commence and begin to accrue at the prime rate plus two percentage points and will become due and payable within 60 days of his termination. If Mr. Bigham's employment is terminated for other than gross misconduct or death, the principal of such loan shall become due upon the earlier of Mr. Bigham securing other employment or the date 60 days from the date of his termination. In the event of a change in control of the Company, the remaining balance on the home loan will be forgiven.

     In June 1996 and October 1996, the Company granted Mr. Harris, Vice President and Chief Financial Officer of the Company, options to purchase 58,333 shares of Common Stock at $0.75 per share and 8,333 shares of Common Stock at $2.25 per share, respectively. Such options vest over a four-year period. In October, the Company also granted Mr. Harris an option to purchase 16,666 shares of Common Stock at $2.25 per share which will begin vesting in October 2000. If the Company terminates Mr. Harris' employment for any reason other than good cause prior to July 1997, the Company will continue to pay his salary for six months after such termination.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 6, 1996 for (i) each stockholder who is known by the Company to own beneficially more than five percent of the Company's Common Stock; (ii) each Named Executive Officer; (iii) each director of the Company and (iv) all executive officers and directors of the Company as a group. Except as otherwise provided below, the address of each person listed is c/o the Company, 550 California Avenue, Suite 200, Palo Alto, California 94306.

                                                                                          PERCENTAGE OF SHARES
                                                                       NUMBER OF          BENEFICIALLY OWNED(1)
                                                                        SHARES           -----------------------
                                                                     BENEFICIALLY         BEFORE         AFTER
BENEFICIAL OWNER                                                       OWNED(1)          OFFERING       OFFERING
-------------------------------------------------------------    ---------------------   --------       --------
Entities Affiliated with InterWest Partners(2)...............          1,811,143            24.0%         18.0%
  3000 Sand Hill Road
  Building 3, Suite 255
  Menlo Park, CA 94025
Robert Momsen(2).............................................          1,811,143            24.0          18.0
Arnold Oronsky(2)............................................          1,799,824            23.9          17.9
Joseph R. Coulter, III(3)....................................          1,675,184            22.2          16.7
Coulter Corporation..........................................          1,666,666            22.1          16.6
  Coulter Technology Center
  11800 SW 147th Avenue
  Miami, FL 33196
Michael F. Bigham(4).........................................            439,190             5.8           4.4
Brian G. Atwood(5)...........................................            436,320             5.8           4.3
Brentwood Associates VII, L.P.(6)............................            430,240             5.7           4.3
  3000 Sand Hill Road
  Building 1, Suite 260
  Menlo Park, CA 94025
Entities Affiliated with BankAmerica Ventures(7).............            425,981             5.7           4.2
  950 Tower Lane, #700
  Foster City, CA 94404
Donald L. Lucas(8)...........................................            374,894             5.0           3.7
Sue Van(9)...................................................             38,338               *             *
Dan Shochat(10)..............................................             26,736               *             *
George J. Sella, Jr. ........................................                  0               *             *
All executive officers and directors as a
  group (8 persons)(11)......................................          4,801,805            63.7          47.8

---------------
  * Represents beneficial ownership of less than 1% of the outstanding shares of the Company's Common Stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the Company believes, based on information furnished by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 7,535,604 shares of Common Stock outstanding as of December 6, 1996 (including 498,705 shares to be issued upon the exercise of outstanding warrants prior to the closing of this offering), and 10,035,604 shares of Common Stock outstanding after completion of this offering. Beneficial ownership of Common Stock issuable pursuant to outstanding warrants is calculated on a cash exercise basis.

 (2) Includes 1,766,666 shares held by InterWest Partners V, L.P., 11,111 shares held by InterWest Investors V, 33,158 shares to be issued to InterWest Partners V, L.P. upon the exercise of an outstanding warrant prior to the closing of this offering and 208 shares to be issued to InterWest Investors V upon the exercise of an outstanding warrant prior to the closing of this offering; provided that shares attributable to Dr. Oronsky do not include any shares owned or warrants held by InterWest Investors V. Mr. Momsen and Dr. Oronsky, directors of the Company, are general partners of InterWest Management Partners V, L.P. which is the general partner of InterWest Partners V, L.P. Mr. Momsen is a general partner of InterWest Investors V. Mr. Momsen and Dr. Oronsky disclaim beneficial ownership of the shares held by InterWest Partners V, L.P. and InterWest Investors V, except to the extent of their respective pecuniary interest therein.

 (3) Includes 1,666,666 shares held by Coulter Corporation, 3,703 shares held by his wife Susan Sekman Coulter, 556 shares to be issued to Mr. Coulter upon the exercise of an outstanding warrant prior to the closing of this offering and 556 shares to be issued to Ms. Coulter upon the exercise of an outstanding warrant prior to the closing of this offering. Mr. Coulter is a director, officer and beneficial stockholder of Coulter Corporation.

 (4) Includes 375,000 shares that were issued pursuant to a restricted stock purchase agreement 341,666 of which will be subject to repurchase by the Company as of February 6, 1997. Also includes 34,074 shares held by a charitable trust formed by Michael F. Bigham and 5,116 shares to be issued to such trust upon the exercise of an outstanding warrant prior to the closing of this offering and 25,000 shares held by an irrevocable trust formed for members of Mr. Bigham's family. Mr. Bigham disclaims beneficial ownership of the shares held in each such trust except to the extent of his pecuniary interest therein.

 (5) Includes 556 shares to be issued to Mr. Atwood upon the exercise of an outstanding warrant prior to the closing of this offering. Also includes the shares owned and a warrant held by Brentwood Associates VII, L.P. identified in footnote (6) below. Mr. Atwood, a director of the Company, is a venture partner of Brentwood VII Ventures, L.P., which is the general partner of Brentwood Associates VII, L.P. Mr. Atwood disclaims beneficial ownership of the shares held by Brentwood Associates VII, L.P., except to the extent of his pecuniary interest therein.

 (6) Includes 370,370 shares held by Brentwood Associates VII, L.P., 3,703 shares held by the Brentwood Associates Venture Capital 1982 Profit Sharing Trust (the "BAVC Profit Sharing Trust"), 55,611 shares to be issued to Brentwood Associates VII, L.P. upon the exercise of an outstanding warrant prior to the closing of this offering and 556 shares to be issued to the BAVC Profit Sharing Trust upon the exercise of an outstanding warrant prior to the closing of this offering.

 (7) Includes 333,333 shares held by BankAmerica Ventures, 37,037 shares held by BA Venture Partners II, 50,050 shares to be issued to BankAmerica Ventures upon the exercise of an outstanding warrant prior to the closing of this offering and 5,561 shares to be issued to BA Venture Partners II upon the exercise of an outstanding warrant prior to the closing of this offering.

 (8) Includes 5,555 shares held by the Donald Lucas Profit Sharing Trust, 31,850 shares held by the Donald L. Lucas & Lygia S. Lucas Trust, 37,407 shares held by the Richard M. Lucas Foundation, 74,074 shares held by Sand Hill Financial Company, and 178,519 shares held by Teton Capital Company. Also includes 4,782 shares to be issued to the Donald L. Lucas & Lygia S. Lucas Trust upon the exercise of an outstanding warrant prior to the closing of this offering, 4,782 shares to be issued to the Richard M. Lucas Foundation upon the exercise of an outstanding warrant prior to the closing of this offering, 11,122 shares to be issued to Sand Hill Financial Company upon the exercise of an outstanding warrant prior to the closing of this offering and 26,804 shares to be issued to Teton Capital Company upon the exercise of an outstanding warrant prior to the closing of this offering. Donald L. Lucas, a director of the Company, is trustee of the Donald Lucas Profit Sharing Trust, trustee of the Donald L. Lucas & Lygia S. Lucas Trust, Chairman of the Board of the Richard M. Lucas Foundation, a general partner of the Sand Hill Financial Company and the general partner of Teton Capital Company. Mr. Lucas disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

 (9) Includes 14,333 shares held by the Sue Van Revocable Trust, 2,853 shares to be issued to Ms. Van upon the exercise of an outstanding warrant prior to the closing of this offering and 2,152 shares to be issued to the Sue Van Revocable Trust upon the exercise of an outstanding warrant prior to the closing of this offering.

(10) Includes 4,861 shares of Common Stock subject to options exercisable within 60 days of December 1, 1996.

(11) Includes 4,219,328 shares held by entities and persons affiliated with certain directors and executive officers as described above, 148,256 shares to be issued upon the exercise of outstanding warrants prior to the closing of this offering and 4,861 shares of Common Stock subject to options exercisable within 60 days of December 6, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, $.001 par value, and 3,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

     As of December 6, 1996, there were 7,535,604 shares of Common Stock outstanding (after giving effect to the conversion of all Preferred Stock and the one-for-three reverse stock split and the exercise of all warrants that would otherwise terminate upon completion of the offering) held of record by 80 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy". In the event of the liquidation, dissolution of winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive conversion rights or other subscription rights. There are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

     Upon completion of this offering, no shares of Preferred Stock will be outstanding. The Board of Directors will have the authority to issue up to 3,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such Preferred Stock, including dividend rights, conversion rights, terms of redemption, liquidation preference sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

     Upon the completion of this offering, the Company will have a warrant outstanding to purchase 24,666 shares of the Company's Common Stock at a purchase price of $9.75 per share, subject to adjustment in certain circumstances. This warrant expires in December 2002.

REGISTRATION RIGHTS

     The holders (or their permitted transferees) of approximately 7,097,994 shares of Common Stock ("Holders") are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). Under the terms of an agreement between the Company and such holders, if the Company proposes to register any of its Common Stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, shares of such Common Stock therein. The Holders have waived their registration right with respect to this offering. In addition, the Holders of sufficient shares with registration rights may require the Company at its expense on no more than two occasions to file a registration statement under the Securities Act with respect to their shares of Common Stock. Such rights may not be exercised until 180 days after the effective date of this offering. Further, Holders of sufficient shares with registration rights may require the Company to register their shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. Such registration rights expire seven years after the completion of this offering.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Generally, a "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of the Company.

     The Company's Certificate of Incorporation and Bylaws which will become effective upon the closing of this offering also require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company. The Company's Certificate of Incorporation also specifies that the authorized number of directors may be changed only by resolution of the Board of Directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of this offering, the Company will have outstanding an aggregate of 10,035,604 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of options outstanding as of December 6, 1996. Of these shares, the 2,500,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by Affiliates of the Company. The remaining 7,535,604 shares of Common Stock held by existing stockholders are Restricted Shares. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. As a result of Lock-up Agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:
(i) no Restricted Shares will be eligible for immediate sale on the effective date of this offering; (ii) 2,937,608 Restricted Shares (plus 154,794 shares of Common Stock issuable to employees and consultants pursuant to stock options that are then vested) will be eligible for sale upon expiration of the Lock-up Agreements 180 days after the date of this Prospectus; and (iii) the remainder of the Restricted Shares will be eligible for sale from time to time thereafter upon expiration of their respective two-year holding periods.

     Upon completion of this offering, the holders of 7,097,994 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates, if any) immediately upon the effectiveness of such registration.

     The Company's officers, directors and certain stockholders, who will own in the aggregate 7,480,228 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted and warrants outstanding prior to the date hereof, and may grant additional options under its stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period. Any shares subject to the Lock-up Agreements may by released at any time without notice by Hambrecht & Quist LLC.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an Affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 100,356 shares immediately after the offering) or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned the shares proposed to be sold for at least three years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

     The SEC is currently considering a proposal to reduce the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. This proposal, if adopted, would substantially increase the number of shares of Restricted Shares eligible for sale upon expiration of the Lock-up Agreements. No assurance can be given concerning whether or when the proposal will be adopted by the SEC.

     An employee, officer or director of or consultant to the Company who purchased shares or was granted options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

     The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under the Company's 1995 Plan, 1996 Plan and Purchase Plan. Based on the number of options outstanding and options and shares reserved for issuance at December 6, 1996, such registration statement would cover approximately 2,579,057 shares. Such registration statement is expected to be filed and to become effective as soon as practicable after the closing of this offering. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market upon expiration of the Lock-up agreements or contractual restrictions and any vesting restrictions. As of December 6, 1996, options to purchase 802,305 shares of Common Stock were issued and outstanding under the 1995 Plan, and no options to purchase shares had been granted under the 1996 Plan and Purchase Plan. See
"Management -- Equity Incentive Plans."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, Alex. Brown & Sons Incorporated and Pacific Growth Equities, Inc., have severally agreed to purchase from the Company the following respective number of shares of Common Stock:

                                                                            NUMBER OF
                                       NAME                                  SHARES
        ------------------------------------------------------------------  ---------
        Hambrecht & Quist LLC.............................................    661,000
        Alex. Brown & Sons Incorporated...................................    661,000
        Pacific Growth Equities, Inc......................................    333,000
        Bear, Stearns & Co. Inc...........................................     75,000
        Cowen & Co........................................................     75,000
        Lehman Brothers Inc...............................................     75,000
        Montgomery Securities.............................................     75,000
        Robertson, Stephens & Company LLC.................................     75,000
        Smith Barney Inc..................................................     75,000
        UBS Securities LLC................................................     75,000
        Auerbach, Pollak & Richardson Inc.................................     40,000
        Dain Bosworth Incorporated........................................     40,000
        Fahnestock & Co., Inc.............................................     40,000
        Furman Selz LLC...................................................     40,000
        Genesis Merchant Group Securities LLC.............................     40,000
        Hanifen, Imhoff Inc...............................................     40,000
        Raymond James & Associates, Inc...................................     40,000
        Vector Securities International, Inc..............................     40,000
                                                                            ---------
        Total.............................................................  2,500,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.47 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company's officers, directors and certain stockholders, who will own in the aggregate 7,480,228 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted and warrants outstanding prior to the date hereof, and may grant additional options under its stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock was determined by negotiation among the Company and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California ("Cooley Godward"). Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Palo Alto, California. As of the date of this Prospectus, a total of 4,444 shares of Common Stock and a warrant to purchase 667 shares of Common Stock were beneficially owned by Cooley Godward.

                                    EXPERTS

     The Consolidated Financial Statements of Coulter Pharmaceutical, Inc. at December 31, 1995 and September 30, 1996, and for the period from inception (February 16, 1995) to September 30, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The Financial Statements of the Antibody Therapeutics Business Operations of Coulter Corporation at December 31, 1993 and 1994, and for each of the two years in the period ended December 31, 1994 and for the period from January 1, 1995 to February 15, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered by the Company has been filed with the SEC, Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part thereof may be obtained from such offices, upon payment of certain fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the SEC. The address of the SEC's World Wide Website is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
COULTER PHARMACEUTICAL, INC. CONSOLIDATED FINANCIAL STATEMENTS
Report of Ernst & Young LLP, Independent Auditors.....................................   F-2
Consolidated Balance Sheets...........................................................   F-3
Consolidated Statements of Operations.................................................   F-4
Consolidated Statement of Stockholders' Equity........................................   F-5
Consolidated Statements of Cash Flows.................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

ANTIBODY THERAPEUTICS BUSINESS OPERATIONS OF COULTER CORPORATION
Report of Ernst & Young LLP, Independent Auditors.....................................  F-16
Balance Sheets........................................................................  F-17
Statements of Operations..............................................................  F-18
Statements of Cash Flows..............................................................  F-19
Notes to Financial Statements.........................................................  F-20

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Coulter Pharmaceutical, Inc.

     We have audited the accompanying consolidated balance sheets of Coulter Pharmaceutical, Inc. (a development stage company) (the "Company") as of December 31, 1995 and September 30, 1996, and the related consolidated statements of operations and cash flows for the periods from inception (February 16, 1995) to December 31, 1995 and September 30, 1996 and for the nine months ended September 30, 1996, and the related consolidated statement of stockholders' equity for the period from inception (February 16, 1995) to September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coulter Pharmaceutical, Inc. at December 31, 1995 and September 30, 1996, and the consolidated results of its operations and its cash flows for the periods from inception (February 16, 1995) to December 31, 1995 and September 30, 1996 and for the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP
Palo Alto, California
October 31, 1996, except
for Note 10, as to which
the date is January 24, 1997

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                        UNAUDITED PRO
                                                                                            FORMA
                                                                                        STOCKHOLDERS'
                                                                                          EQUITY AT
                                                         DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                                             1995           1996            1996
                                                         ------------   -------------   -------------
ASSETS
Current assets:
  Cash and cash equivalents............................    $  3,438       $  15,101
  Short-term investments...............................          --           3,734
  Prepaid expenses and other current assets............          40             285
  Current portion of employee loans receivable.........          31              55
                                                            -------        --------
          Total current assets.........................       3,509          19,175
Property and equipment, net............................          93             900
Other assets...........................................          26             115
Employee loans receivable..............................          --             294
                                                            -------        --------
                                                           $  3,628       $  20,484
                                                            =======        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................    $    341       $   1,485
  Payable to Coulter Corporation.......................          25              63
  Accrued liabilities..................................         265           4,130
                                                            -------        --------
          Total current liabilities....................         631           5,678
Commitments
Stockholders' equity:
  Preferred stock, issuable in series, $.001 par value,
     20,000,000 shares authorized: 9,833,333 and
     19,797,940 shares issued and outstanding at
     December 31, 1995 and September 30, 1996,
     respectively; at amounts paid in; aggregate
     liquidation preference of $33,420 at September 30,
     1996 (pro forma: $.001 par value, 3,000,000 shares
     authorized, none outstanding).....................       5,989          28,355       $      --
  Common stock, $.001 par value: 25,000,000 shares
     authorized; 2,059 and 412,274 shares issued and
     outstanding at December 31, 1995 and September 30,
     1996, respectively (pro forma: $.001 par value,
     30,000,000 shares authorized, 7,011,563 shares
     issued and outstanding at September 30, 1996).....          --               1               7
  Additional paid-in capital...........................           1             786          29,135
  Net unrealized loss on securities
     available-for-sale................................          --             (24)            (24)
  Deferred compensation................................          --            (498)           (498)
  Deficit accumulated during the development stage.....      (2,993)        (13,814)        (13,814)
                                                            -------        --------        --------
          Total stockholders' equity...................       2,997          14,806       $  14,806
                                                            =======        ========        ========
                                                           $  3,628       $  20,484
                                                            =======        ========

                            See accompanying notes.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                FOR THE PERIODS FROM                       FOR THE PERIOD
                                                     INCEPTION                             FROM INCEPTION
                                               (FEBRUARY 16, 1995) TO       NINE MONTHS    (FEBRUARY 16,
                                            ----------------------------       ENDED          1995) TO
                                            DECEMBER 31,                   SEPTEMBER 30,   SEPTEMBER 30,
                                                1995                           1996             1996
                                            ------------   SEPTEMBER 30,   -------------   --------------
                                                               1995
                                                           -------------
                                                            (UNAUDITED)
Operating expenses:
  Research and development................    $  2,539        $ 1,488        $   9,896        $ 12,435
  General and administrative..............         581            380            1,453           2,034
                                               -------        -------         --------        --------
          Total operating expenses........       3,120          1,868           11,349          14,469
Interest income...........................         127             73              528             655
                                               -------        -------         --------        --------
Net loss..................................    $ (2,993)       $(1,795)       $ (10,821)       $(13,814)
                                               =======        =======         ========        ========
Pro forma net loss per share..............    $  (0.44)                      $   (1.40)
                                               -------                        --------
Shares used in computing pro forma net
  loss per share..........................       6,798                           7,736
                                               =======                        ========

                            See accompanying notes.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                           NET                          DEFICIT
                CONVERTIBLE                                          UNREALIZED LOSS                  ACCUMULATED
              PREFERRED STOCK         COMMON STOCK      ADDITIONAL    ON SECURITIES                   DURING THE        TOTAL
            --------------------   ------------------    PAID-IN     AVAILABLE-FOR-      DEFERRED     DEVELOPMENT   STOCKHOLDERS'
              SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL          SALE         COMPENSATION      STAGE         EQUITY
            ----------   -------   ---------   ------   ----------   ---------------   ------------   -----------   -------------
Issuance
  of
  Series A
  convertible
  preferred
  stock to
  founders
  at $1.00
  per
  share
  for cash
  and
  technology
  in
  February
  1995....   7,500,000   $ 2,500          --     $--       $ --           $  --           $   --       $      --      $   2,500
Issuance
  of
  Series B
  convertible
  preferred
  stock to
  a
  founder
  at $1.50
  per
  share
  for cash
  in
  August
  and
  October
  1995,
  less
  issuance
  costs of
  $11.....   2,333,333     3,489          --     --          --              --               --              --          3,489
Exercise
  of
  common
  stock
  options
  by a
  consultant
  at $0.30
  per
  share
  for cash
  in
  November
  1995....          --        --       2,059     --           1              --               --              --              1
Net loss..          --        --          --     --          --              --               --          (2,993)        (2,993)
            ----------   -------   ---------    ---        ----            ----            -----        --------       --------
BALANCES
  AT
  DECEMBER
  31,
  1995....   9,833,333     5,989       2,059     --           1              --               --          (2,993)         2,997
Issuance
  of
  Series C
  convertible
  preferred
  stock
  and
  warrants
  for
  498,705
  shares
  of
  common
  stock to
  investors
  at $2.25
  per
  share
  for cash
  in April
  1996,
  less
  issuance
  costs of
  $55.....   9,964,607    22,366          --     --          --              --               --              --         22,366
Issuance
  of
  common
  stock to
  a
  prospective
  officer at
  $0.45 per
  share
  for cash
  in March
  1996....          --        --     400,000      1         179              --               --              --            180
Exercise
  of
  common
  stock
  options
  by a
  director
  and a
  consultant
  at $0.30
  and
  $0.75
  per
  share
  for cash
  in March
  1996 and
  August
  1996....          --        --      10,215     --           4              --               --              --              4
Unrealized
  loss on
  securities
  available-for-sale,
  net.....          --        --          --     --          --             (24)              --              --            (24)
Deferred
  compensation
  related to
  grants
  of
  certain
  stock
  options...        --        --          --     --         602              --             (602)             --             --
Amortization
  of
  deferred
  compensation...         --      --        --   --          --              --              104              --            104
Net
  loss....          --        --          --     --          --              --               --         (10,821)       (10,821)
            ----------   -------   ---------    ---        ----            ----            -----        --------       --------
BALANCES
  AT
  SEPTEMBER
  30,
  1996....  19,797,940   $28,355     412,274     $1        $786           $ (24)          $ (498)      $ (13,814)     $  14,806
            ==========   =======   =========    ===        ====            ====            =====        ========       ========

                            See accompanying notes.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                FOR THE PERIODS FROM                       FOR THE PERIOD
                                              INCEPTION (FEBRUARY 16,                      FROM INCEPTION
                                                      1995) TO              NINE MONTHS    (FEBRUARY 16,
                                            ----------------------------       ENDED          1995) TO
                                            DECEMBER 31,                   SEPTEMBER 30,   SEPTEMBER 30,
                                                1995                           1996             1996
                                            ------------   SEPTEMBER 30,   -------------   --------------
                                                               1995
                                                           -------------
                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss..................................    $ (2,993)       $(1,795)       $ (10,821)       $(13,814)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization...........          15              8               34              49
  Amortization of deferred compensation...          --             --              104             104
  Changes in operating assets and
     liabilities:
     Prepaid expenses and other current
       assets.............................         (40)           (95)            (245)           (285)
     Employee loans receivable............         (31)           (30)            (318)           (349)
     Other assets.........................         (29)           (26)             (92)           (121)
     Accounts payable.....................         341            417            1,144           1,485
     Payable to Coulter Corporation.......          25             41               38              63
     Accrued liabilities..................         265            232            3,865           4,130
                                               -------        -------         --------        --------
Net cash used in operating activities.....      (2,447)        (1,248)          (6,291)         (8,738)
                                               -------        -------         --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments........          --             --           (3,758)         (3,758)
Purchases of property and equipment.......        (105)           (74)            (838)           (943)
                                               -------        -------         --------        --------
Net cash used in investing activities.....        (105)           (74)          (4,596)         (4,701)
                                               -------        -------         --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuances of convertible
  preferred stock, net....................       5,989          5,942           22,366          28,355
Proceeds from issuance of common stock....           1             --              184             185
                                               -------        -------         --------        --------
Net cash provided by financing
  activities..............................       5,990          5,942           22,550          28,540
                                               -------        -------         --------        --------
Net increase in cash and cash
  equivalents.............................       3,438          4,620           11,663          15,101
Cash and cash equivalents at beginning of
  period..................................          --             --            3,438              --
                                               -------        -------         --------        --------
Cash and cash equivalents at end of
  period..................................    $  3,438        $ 4,620        $  15,101        $ 15,101
                                               =======        =======         ========        ========

                            See accompanying notes.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (INFORMATION FOR THE PERIOD FROM INCEPTION (FEBRUARY 16, 1995) TO
                        SEPTEMBER 30, 1995 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

     Coulter Pharmaceutical, Inc. (the "Company" or "Coulter") was incorporated in the State of Delaware on February 16, 1995 to engage in the research and development of products for the treatment of cancer. The Company's principal activities to date have involved conducting research and development, recruiting management and technical personnel, obtaining financing and securing operating facilities. Therefore, the Company is classified as a development stage company.

     In the course of its development activities, the Company has sustained continuing operating losses and expects such losses to continue over the next several years. The Company plans to continue to finance the Company with a combination of stock sales, such as the initial public offering contemplated by this Prospectus and, in the longer term, revenues from product sales and technology licenses. The Company's ability to continue as a going concern is dependent upon successful execution of financings and, ultimately, upon achieving profitable operations. If the public offering contemplated herein is not consummated, the Company will have to seek other sources of capital or adjust its operating plans.

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Coulter Pharma Belgium, SA which was formed under the laws of Belgium in June 1996. Intercompany balances and transactions have been eliminated.

     In connection with its formation, the Company issued 5,000,000 shares of its Series A preferred stock to Coulter Corporation in exchange for rights to certain intellectual property, contractual rights and other assets pertaining to the Company's B-1 Therapy (convertible into 1,666,666 shares of common stock). Under the terms of this assignment agreement, royalties are payable to Coulter Corporation upon commercial sale of product, if any, derived from these licenses. Coulter Corporation also has the right, in lieu of receiving cash, to purchase additional shares of the Company's equity securities at the then current fair market value of such securities with respect to the first $4.5 million payable to Coulter Corporation under this assignment agreement. This transaction was accounted for as an acquisition of assets from an affiliate with the amounts brought over at their historical basis of $0.

INTERIM FINANCIAL DATA

     The interim financial data for the period from inception (February 16, 1995) to September 30, 1995 is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim period ended September 30, 1995.

     The consolidated financial statements and related notes for the nine months ended September 30, 1996 are audited. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996.

NET LOSS PER SHARE

     Except as noted below, historical net loss per share is computed using the weighted average number of common shares outstanding. Common equivalent shares from outstanding stock options, convertible preferred stock and warrants are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued during the period beginning 12 months prior

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

to the proposed initial filing of the Company's Registration Statement at prices below the assumed public offering price have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the assumed public offering price for stock options and warrants and the if-converted method for convertible preferred stock).

     Historical net loss per share information is as follows:

                                                                 PERIOD FROM
                                                                  INCEPTION         NINE MONTHS
                                                             (FEBRUARY 16, 1995)       ENDED
                                                               TO DECEMBER 31,     SEPTEMBER 30,
                                                                    1995               1996
                                                             -------------------   -------------
    Net loss per share.....................................        $ (0.67)           $ (2.43)
    Share used in computing historical net loss per share
      (in thousands).......................................          4,456              4,458

     Pro forma net loss per share has been computed as described above and also gives effect to the conversion of convertible preferred shares not included above that will automatically convert upon completion of the Company's initial public offering (using the if-converted method). Such shares are included from the original date of issuance.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CURRENT VULNERABILITY TO CERTAIN CONCENTRATIONS

     The Company is supplying the B-1 Antibody to clinical trial sites from an existing, finite inventory produced by Coulter Corporation, a related party. This inventory is not sufficient to meet most of the Company's clinical trial requirements in 1997. To achieve the levels of production necessary to support on-going clinical trials of its B-1 Therapy, the Company has contracted with a third-party manufacturer, LONZA Biologics plc ("Lonza"), to produce the B-1 Antibody. To date, Lonza has completed the production of three batches of the B-1 Antibody; however, the Company must seek FDA clearance to use Lonza-produced material and should such clearance not be obtained in a timely manner, certain research and development activities may be delayed.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. Short-term investments consist of investments with original maturities greater than three months, but less than one year.

     The Company accounts for its cash equivalents and short-term investments under Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Under the provisions of SFAS No. 115, the Company has classified its cash equivalents and short-term investments as "available-for-sale." Such investments are recorded at fair value and unrealized gains and losses, which are considered to be temporary, are recorded as a separate component of Stockholders' equity until realized. The Company classifies all investments in its available-for-sale portfolio as current assets.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

FOREIGN CURRENCY TRANSLATION

     The functional currency of Coulter Pharma Belgium, SA is the U.S. Dollar. Assets and liabilities of Coulter Pharma Belgium, SA are translated at current exchange rates, and the related revenues and expenses are translated at average exchange rates in effect during the period. The resulting translation adjustment is recorded in other (income) expense in the accompanying consolidated statements of operations and has been immaterial since the formation of the subsidiary in June 1996.

PROPERTY AND EQUIPMENT

     Purchased property and equipment are stated at cost less accumulated depreciation which is calculated using the straight-line method over the estimated useful lives of the respective assets of three to five years.

SPONSORED RESEARCH AND LICENSE FEES

     Research and development expenses paid to third parties under sponsored research arrangements are recognized as the related services are performed, generally ratably over the period of service. License fees are expensed when the related obligation is incurred.

STOCK-BASED COMPENSATION

     In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant as determined by the Company's Board of Directors, no compensation expense is recognized.

2.  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     As of December 31, 1995, the Company had no short-term investments and all cash equivalents were invested in a money market mutual fund with a single institution. The difference between cost and fair value was immaterial at December 31, 1995. The Company's cash equivalents and short-term investments as of September 30, 1996 are as follows (in thousands):

                                                             GROSS          GROSS
                                             AMORTIZED     UNREALIZED     UNREALIZED     ESTIMATED
                                               COST          GAINS          LOSSES       FAIR VALUE
                                             ---------     ----------     ----------     ----------
    Money market funds.....................  $  1,624         $ --          $   --        $  1,624
    U.S. government and federal agency
      bonds................................     1,892           --              (3)          1,889
    Commercial paper.......................    14,378           --             (21)         14,357
                                              -------                         ----         -------
                                                                --
              Total........................    17,894                          (24)         17,870
                                                                --
    Less amounts classified as cash
      equivalents..........................   (14,136)                          --         (14,136)
                                                                --
                                              -------                         ----         -------
                                                                --
              Total short-term
                investments................  $  3,758                       $  (24)       $  3,734
                                                              $ --
                                              =======                         ====         =======
                                                                ==

     Realized gains or losses on sales of available-for-sale securities in the nine months ended September 30, 1996 were not significant. There were no realized gains or losses in 1995.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                 DECEMBER 31,   SEPTEMBER 30,
                                                                     1995           1996
                                                                 ------------   -------------
    Machinery and equipment....................................      $ 66           $ 125
    Furniture and fixtures.....................................        39              75
    Construction in process....................................        --             743
                                                                     ----            ----
                                                                      105             943
    Less accumulated depreciation..............................       (12)            (43)
                                                                     ----            ----
    Property and equipment, net................................      $ 93           $ 900
                                                                     ====            ====

4.  SPONSORED RESEARCH AND LICENSE AGREEMENTS

     The Company has entered into numerous agreements with research institutions, universities, and other entities for the performance of research and development activities and for the acquisition of licenses related to those activities. As of September 30, 1996, noncancelable commitments under these arrangements were not material. In order to maintain certain of these licenses, the Company must pay specified annual license fees. Certain of the licenses provide for the payment of royalties by the Company on future product sales, if any.

5.  ACCRUED LIABILITIES

     Accrued liabilities consists of the following (in thousands):

                                                                 DECEMBER 31,   SEPTEMBER 30,
                                                                     1995           1996
                                                                 ------------   -------------
    Accrued research and development expenses..................      $ 83          $ 3,309
    Accrued clinical trial costs...............................        21              515
    Other......................................................       161              306
                                                                     ----             ----
    Total......................................................      $265          $ 4,130
                                                                     ====             ====

6.  COMMITMENTS

     The Company leases its offices under operating leases which expire on December 31, 2000. Future minimum lease payments under all noncancelable leases are as follows: (in thousands)

                                                                           OPERATING LEASES
                                                                           ----------------
    Year ending December 31, 1996 (remaining 3 months)...................        $ 72
      1997...............................................................         285
      1998...............................................................         285
      1999...............................................................         158
      2000...............................................................          68
                                                                                 ----
    Total................................................................        $868
                                                                                 ====

     The above minimum payments include a lease executed in October 1996 for additional office space.

     Rent expense for the period from inception (February 16, 1995) to December 31, 1995 and for the nine months ended September 30, 1996 was $71,000 and $122,000, respectively.

     The Company is also contractually committed under development agreements with contract manufacturers. Such future commitments are approximately $600,000 at September 30, 1996.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  RELATED PARTY TRANSACTIONS

     During 1995 and 1996, the Company issued loans to employees totaling $30,000 and $455,000, respectively. Interest rates on these loans range from 6.0% to prime plus 2.0% (10.25% at September 30, 1996). The total loan amount issued during 1996 includes imputed interest of $106,000. At December 31, 1995 and September 30, 1996, the receivable due from employee loans outstanding was $31,000 and $349,000, respectively. These loans plus accrued interest are to be repaid (less any amounts forgiven) at the end of their respective terms. The loans mature at dates ranging from December 1996 to December 2000.

     The Company has a continuing relationship with Coulter Corporation, an affiliate. Coulter Corporation has supplied the B-1 antibody and certain other services at its cost in support of the Company's ongoing development of the B-1 therapy. In addition, pursuant to a sublicense assignment agreement, the Company has agreed to reimburse Coulter Corporation for royalties due to third parties with respect to certain intellectual property rights sublicensed to the Company. Coulter Corporation also has the right, in lieu of receiving cash, to purchase additional shares of the Company's equity securities at the then current market value of such securities with respect to the first $4.5 million payable under the assignment agreement for royalties due upon commercial sale of product, if any, derived from these licenses. Further, Coulter Corporation has nominated and elected two of the Company's Board of Directors members in accordance with a voting rights agreement which terminates upon closing of the Company's Series C preferred stock offering. Included in research and development expense is $291,000 and $206,000 for the period from inception (February 16, 1995) to December 31, 1995 and for the nine months ended September 30, 1996, respectively, related to services provided by Coulter Corporation and reimbursements to Coulter Corporation for license fees and supplies.

8.  STOCKHOLDERS' EQUITY

PREFERRED STOCK

     Preferred stock authorized and outstanding at September 30, 1996 is as follows:

                             NUMBER OF SHARES
                        --------------------------       SHARES OF COMMON                    AGGREGATE
                                       ISSUED AND      STOCK ISSUABLE UPON                  LIQUIDATION
                        AUTHORIZED     OUTSTANDING          CONVERSION          AMOUNT      PREFERENCE
                        ----------     -----------     --------------------     -------     -----------
                                         (IN THOUSANDS, EXCEPT SHARES)
    Designated:
      Series A........   7,500,000       7,500,000           2,499,999          $ 2,500       $ 7,500
      Series B........   2,500,000       2,333,333             777,776            3,489         3,500
      Series C........  10,000,000       9,964,607           3,321,514           22,366        22,420
                        ----------      ----------             -------          -------
                        20,000,000      19,797,940           6,599,289          $28,355       $33,420
                        ==========      ==========             =======          =======

     All currently designated series of preferred stock are convertible at the stockholders' option at any time into common stock on a three-for-one (preferred shares-for-common shares) basis, subject to adjustment for antidilution. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering with gross proceeds of at least $5,000,000 and an offering price of at least $9.00 per share (appropriately adjusted for any stock splits, stock dividends, recapitalization or similar events) or upon the written election of more than three-fifths of the holders of outstanding shares of the Series A, B and C preferred stock. Each outstanding share of preferred stock has voting rights equal to the voting rights of the common stock obtainable upon conversion.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Holders of Series A, B and C preferred stock are entitled to noncumulative cash dividends at the rate of 8% of the "Original Purchase Price" per annum on each outstanding share, as adjusted, if and when declared by the Board of Directors. The Original Issue Price of the Series A preferred stock is $1.00 and the Series B preferred stock is $1.50 and the Series C preferred stock is $2.25. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared through September 30, 1996.

     In the event of a liquidation or winding up of the Company, holders of Series A, B and C preferred stock shall have a liquidation preference of $1.00 and $1.50 and $2.25 per share respectively, together with any declared but unpaid dividends, over holders of common shares.

1995 EQUITY INCENTIVE PLAN

     The 1995 Equity Incentive Plan (the "Plan") was adopted in 1995 by the Board of Directors and allows for the granting of options for up to 733,333 shares of common stock to employees, consultants and directors.

     Stock options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted to employees with exercise prices not less than the fair market value at the date of grant and nonqualified stock options may be granted at exercise prices of no less than 85% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. All options are to have a term not greater than 10 years from the date of grant. Options vest as determined by the Board of Directors, generally at the rate of 25% at the end of the first year with the remaining balance vesting ratably over the next three years (but not less than 20% of the total number of shares granted per year).

     Activity under the Plan was as follows:

                                                         OPTIONS OUTSTANDING
                                       OPTIONS       ----------------------------       WEIGHTED-
                                      AVAILABLE      NUMBER OF     EXERCISE PRICE        AVERAGE
                                      FOR GRANT       SHARES         PER SHARE        EXERCISE PRICE
                                      ----------     ---------     --------------     --------------
    Shares authorized...............     333,333            --      $         --       $         --
    Options granted.................  (  220,756)      220,756      $       0.30       $       0.30
    Options exercised...............          --        (2,059)     $       0.30       $       0.30
                                      ----------     ---------     --------------     --------------
    Balance at December 31, 1995....     112,577       218,697      $       0.30       $       0.30
    Additional shares authorized....     400,000            --      $         --                 --
    Options granted.................  (  341,121)      341,121      $ 0.30-$1.20       $       0.81
    Options exercised...............          --       (10,215)     $ 0.30-$0.75       $       0.41
    Option canceled.................         999          (999)     $       0.30       $       0.37
                                      ----------     ---------     --------------     --------------
    Balance at September 30, 1996...     172,455       548,604      $ 0.30-$1.20       $       0.62
                                       =========      ========       ===========        ===========

     At December 31, 1995 options were exercisable to purchase 11,104 shares at a weighted-average exercise price of $0.30 per share. At September 30, 1996 options were exercisable to purchase 65,148 shares at a weighted-average exercise price of $0.35 per share.

     Exercise prices for options outstanding as of September 30, 1996 ranged from $0.30 to $1.20 per share. The weighted-average remaining contractual life of those options is 9.4 years.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                      OPTIONS OUTSTANDING            WEIGHTED-            EXERCISABLE OPTIONS
                   --------------------------         AVERAGE          -------------------------
                                 WEIGHTED-           REMAINING                      WEIGHTED-
EXERCISE PRICE                    AVERAGE         CONTRACTUAL LIFE                   AVERAGE
    RANGE          NUMBER      EXERCISE PRICE        (IN YEARS)        NUMBER     EXERCISE PRICE
--------------     -------     --------------     ----------------     ------     --------------
  $0.30-$0.45      240,078         $ 0.30                8.9           59,870         $ 0.30
  $0.75-$1.00      232,331           0.75                9.7            3,250           0.75
  $1.01-$1.20       76,195           1.20                9.9            2,028           1.20
                                  -------            ----- -             ----       ------ -
                   548,604         $ 0.62                9.4           65,148         $ 0.35
                                  =======             ======             ====        =======

     The Company has reserved sufficient shares of its common stock for issuance upon conversion of the Series A, B and C preferred stock and options to purchase common shares which may be issued under the Plan.

     The Company recorded deferred compensation expense for the difference between the exercise price and the deemed fair value for financial statement presentation purposes of the Company's common stock, as determined by the Board of Directors, for common stock issued and common stock options granted in 1996. Through September 30, 1996, such shares and options were granted at exercise prices ranging from $0.30 to $1.20 per share. The compensation expense aggregates to a maximum of $602,000, and is being amortized over the corresponding vesting period of each respective share purchase or option, generally four years. In October 1996, options to purchase an additional 225,707 shares were granted at exercise prices of $2.25 per share, resulting in approximately $1,200,000 of additional deferred compensation.

     Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the minimum value method with weighted average risk-free assumptions for 1995 and 1996 of 5.94% and 6.01%, respectively. The weighted average expected life of the options was approximately 56 months for both periods.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                                                 PERIOD FROM
                                                                  INCEPTION         NINE MONTHS
                                                             (FEBRUARY 16, 1995)       ENDED
                                                               TO DECEMBER 31,     SEPTEMBER 30,
                                                                    1995               1996
                                                             -------------------   -------------
    Pro forma net loss.....................................        $(2,994)          $ (10,836)
    Pro forma net loss per share...........................        $ (0.67)          $   (2.43)

     The weighted-average fair value per share of options granted in the period from inception (February 16, 1995) to December 31, 1995 and the nine months ended September 30, 1996 was $0.08 and $0.63, respectively.

WARRANTS

     As of September 30, 1996, warrants to purchase 498,705 shares of common stock were outstanding at an exercise price of $9.00 per share. At September 30, 1996, the Company has reserved 498,705 shares of authorized common stock pursuant to these warrants. All warrants are exercisable at the option of the holders on or before dates ranging from April 19, 1996 through April 30, 2001, or earlier upon effectiveness of an initial public offering.

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  INCOME TAXES

     As of September 30, 1996, the Company had federal and state net operating loss carryforwards of approximately $13,300,000 and $1,400,000, respectively. The federal net operating loss carryforwards will expire at various dates beginning on 2010 through 2011.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

     Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                 DECEMBER 31,   SEPTEMBER 30,
                                                                     1995           1996
                                                                 ------------   -------------
    Net operating loss carryforwards...........................    $  1,000        $ 4,600
    Capitalized research and development.......................         100            400
                                                                    -------        -------
    Total deferred tax assets..................................       1,100          5,000
    Valuation allowance for deferred tax assets................      (1,100)        (5,000)
                                                                    -------        -------
    Net deferred tax assets....................................    $     --        $    --
                                                                    =======        =======

     Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1,100,000 and $3,900,000 for the period from inception (February 16, 1995) to December 31, 1995 and for the nine months ended September 30, 1996, respectively.

     Utilization of the net operating loss may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization.

10.  SUBSEQUENT EVENTS

     On October 31, 1996, the Board of Directors approved, subject to stockholder approval, an increase of 133,333 shares of common stock available for grant under the 1995 Equity Incentive Plan.

     In December 1996, the Company entered into a $3,827,000 equipment lease financing facility with a financing company. The Company will make monthly payments plus interest on amounts borrowed over the 48-month term. In connection with this arrangement the Company issued the lender a warrant to purchase 24,666 shares of the Company's common stock at an exercise price of the lower of $9.75 per share or the per-share price of the Company's next round of equity financing.

     Subsequent to September 30, 1996 and through December 5, 1996, in addition to the October 1996 option grants, the Company granted options to purchase 71,664 shares of common stock at $4.50 per share, resulting in approximately $506,500 of additional deferred compensation.

     Subsequent to September 30, 1996 and through December 5, 1996 options were exercised for 25,070 shares of common stock at prices from $0.30 to $1.20. One option for 18,333 shares of common stock at an exercise price of $0.75 was cancelled.

On December 5, 1996, the Board of Directors approved the following actions:

- A one-for-three reverse common stock split, subject to stockholder approval, to become effective prior to the commencement of the offering contemplated by this Prospectus. All common share and per share amounts have been retroactively restated to reflect the reverse stock split.

- The filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the offering is consummated under terms presently anticipated, 19,797,940 shares of currently outstanding preferred stock will automatically convert to shares of common stock on a one-for-three basis. The pro forma effect of these

                          COULTER PHARMACEUTICAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  conversions has been reflected in the accompanying unaudited pro forma balance sheet assuming they had occurred at September 30, 1996.

- The adoption of the 1996 Employee Stock Purchase Plan under which a total of 350,000 shares of the Company's authorized but unissued common stock has been reserved for issuance thereunder.

- The adoption of the 1996 Equity Incentive Plan under which a total of 1,400,000 shares of the Company's authorized but unissued common stock has been reserved for issuance thereunder. At the same meeting, the Board of Directors determined that upon closing of the offering contemplated by this Prospectus the 1995 Equity Incentive Plan would be terminated.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Coulter Pharmaceutical, Inc.

     We have audited the accompanying balance sheets of the Antibody Therapeutics Business Operations of Coulter Corporation (the "Business") as of December 31, 1993 and 1994, and the related statements of operations and cash flows for the years ended December 31, 1993 and 1994 and for the period from January 1, 1995 to February 15, 1995. These financial statements are the responsibility of the management of the Business. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Certain costs and expenses presented in the accompanying financial statements represent allocations of the estimated cost of services provided to the Antibody Therapeutics Business by Coulter Corporation. As a result, the financial statements presented may not be indicative of the financial position or results of operations that would have been reported had the Antibody Therapeutics Business Operations of Coulter Corporation operated as an independent entity.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Antibody Therapeutics Business Operations of Coulter Corporation at December 31, 1993 and 1994, and the results of its operations and its cash flows for the years ended December 31, 1993 and 1994 and for the period from January 1, 1995 to February 15, 1995, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Palo Alto, California
November 27, 1996

                  ANTIBODY THERAPEUTICS BUSINESS OPERATIONS OF
                              COULTER CORPORATION

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                DECEMBER 31,
                                                                                -------------
                                                                                1993     1994
                                                                                ----     ----
                                           ASSETS
Property and equipment, net...................................................  $109     $135
                                                                                ----     ----
                                                                                $109     $135
                                                                                ====     ====

                               LIABILITIES AND NET INVESTMENT
Current liabilities -- Accounts payable.......................................  $124     $ 50

Commitments

Coulter Corporation's net investment in the Antibody Therapeutics                (15)      85
  Business Operations.........................................................
                                                                                ----     ----
                                                                                $109     $135
                                                                                ====     ====

                            See accompanying notes.

                  ANTIBODY THERAPEUTICS BUSINESS OPERATIONS OF
                              COULTER CORPORATION

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                   FOR THE PERIOD
                                                               YEARS ENDED         FROM JANUARY 1,
                                                              DECEMBER 31,             1995 TO
                                                           -------------------      FEBRUARY 15,
                                                            1993        1994            1995
                                                           -------     -------     ---------------
Operating expenses:
  Research and development...............................  $ 1,838     $ 2,798          $ 200
  General and administrative.............................      178         288             36
                                                           -------     -------        -------
Total operating expenses.................................    2,016       3,086            236
                                                           -------     -------        -------
Net loss.................................................  $(2,016)    $(3,086)         $(236)
                                                           =======     =======     ============

                            See accompanying notes.

                  ANTIBODY THERAPEUTICS BUSINESS OPERATIONS OF
                              COULTER CORPORATION

                            STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                              YEARS ENDED           FOR THE PERIOD
                                                             DECEMBER 31,                FROM
                                                          -------------------     JANUARY 1, 1995 TO
                                                           1993        1994       FEBRUARY 15, 1995
                                                          -------     -------     ------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss................................................  $(2,016)    $(3,086)          $ (236)
Adjustments to reconcile net loss to net cash provided
  by (used in) operating activities:
  Depreciation and amortization.........................       11          27                5
  Changes in operating assets and liabilities:
     Accounts payable...................................       98         (74)              62
                                                            -----     -------            -----
Net cash used in operating activities...................   (1,907)     (3,153)            (169)
                                                            -----     -------            -----

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment.....................      (96)        (66)              --
                                                            -----     -------            -----
Net cash used in investing activities...................      (96)        (66)              --
                                                            -----     -------            -----

CASH FLOWS FROM FINANCING ACTIVITIES
Coulter Corporation's investment in the Antibody
  Therapeutics Business.................................    2,003       3,199              169
                                                            -----     -------            -----
Net cash provided by financing activities...............    2,003       3,199              169
                                                            -----     -------            -----
Net increase in cash and cash equivalents...............       --          --               --
Cash and cash equivalents at beginning of period........       --          --               --
                                                            -----     -------            -----
Cash and cash equivalents at end of period..............  $    --     $    --           $   --
                                                            =====     =======            =====

                            See accompanying notes.

                   ANTIBODY THERAPEUTICS BUSINESS OPERATIONS
                             OF COULTER CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     Coulter Corporation (the "Corporation" or "Coulter") is incorporated in the State of Delaware and is engaged in the business of manufacturing, distributing, financing, and servicing certain medical equipment (predominantly hematology instruments) and related consumable products used in the health care industry, research centers and universities. The Company's principal markets are North American, Europe and the Far East. The Corporation has also conducted extensive research and development programs in the area of human therapeutics as discussed in Note 3. The antibody therapeutics research and development activities, including various license agreements, were acquired by Coulter Pharmaceutical, Inc. in exchange for preferred stock on February 24, 1995, pursuant to an assignment agreement between the two parties.

     The financial statements of the Antibody Therapeutics Business Operations of Coulter Corporation (the "Business") include all direct materials and personnel costs in addition to pro rata allocations of overhead costs from Coulter to the Business. Such overhead costs are represented based on management's estimate of the level of overhead required to support the Business relative to the overhead cost requirements for the Corporation. Management believes such estimates represent a reasonable allocation of such costs. These charges comprise Coulter's net investment in the Business. Coulter has been performing research and development activities under its antibody therapeutics programs for several years.

PROPERTY AND EQUIPMENT

     Purchased property and equipment are stated at cost less accumulated depreciation and amortization which is calculated using the straight-line method over the estimated useful lives of the respective assets of three to eight years.

INCOME TAXES

     The Business operations have historically been included in the consolidated income tax returns filed by Coulter. Income taxes in the accompanying financial statements have been computed based on the stand-alone operations of the Business as if such operations had filed separate income tax returns. Any net operating loss carryforwards from the Business would not be available for use by the Business for federal or state income tax purposes.

2.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31 (in thousands):

                                                                            1993    1994
                                                                            -----   -----
    Equipment.............................................................  $ 511   $ 561
    Leasehold improvements................................................    379     289
                                                                            -----   -----
                                                                              890     850
    Less accumulated depreciation and amortization........................   (781)   (715)
                                                                            -----   -----
    Property and equipment, net...........................................  $ 109   $ 135
                                                                            =====   =====

3.  SUBSEQUENT EVENT

     On February 24, 1995, Coulter and Coulter Pharmaceutical, Inc. entered into an assignment agreement. Pursuant to this agreement, Coulter received 5,000,000 shares of Series A preferred stock from Coulter Pharmaceutical, Inc. (convertible into 1,666,666 shares of common stock) in exchange for sublicensed rights to various license agreements and patents and confidential information relating to the Business.

Super-Leu-Dox, a TAP pro-drug version of the approved chemotherapeutic drug doxorubicin, consists of a proprietary peptide of four amino acids, a "tetrapeptide", linked to the active site on doxorubicin. Stable in circulation and in normal tissues, Super-Leu-Dox undergoes its first activation step when
(1) an enzyme secreted by metastatic tumor cells cleaves three of the amino acids leaving a leucine doxorubicin conjugate that is able to penetrate cells. This activation step occurs in the immediate vicinity of tumor cells, increasing the probability that the doxorubicin will (2) enter tumor cells as opposed to normal cells. Once inside the cell, the leucine-doxorubicin conjugate undergoes the second activation step when (3) the leucine is cleaved from the doxorubicin by an intracellular enzyme found in much higher concentrations in tumor cells than in normal cells. Once the leucine is cleaved, the doxorubicin is (4) activated within the cell. This two-step activation process leads to a significantly higher concentration of activated doxorubicin in tumor cells than in normal cells. Super-Leu-Dox is in preclinical development. The Company will be required to conduct clinical trials prior to submitting Super-Leu-Dox to regulatory authorities for marketing approval. See "TAP Pro-drug Platform."

                                    APPENDIX

DESCRIPTION OF GRAPHICS

INSIDE FRONT COVER GRAPHIC DESCRIPTION

     [Photograph of a computer screen displaying four medical images of a tumor, representing a time-sequence response of a non-Hodgkin's lymphoma patient treated with the Company's B-1 Therapy.]

INSIDE BACK COVER GRAPHIC DESCRIPTION

     [Illustration of the steps involved in the activation of the Company's Super-Leu-Dox product candidate as it moves from the blood stream into the vicinity of, and then into, a metastatic tumor cell where doxorubicin, an approved cytotoxic agent, is activated to destroy the tumor cell.]

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       NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
  INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
    Prospectus Summary................    3
    Risk Factors......................    6
    Use of Proceeds...................   15
    Dividend Policy...................   15
    Capitalization....................   16
    Dilution..........................   17
    Selected Consolidated Financial
      Data............................   18
    Management's Discussion and
     Analysis of Financial Condition
     and Results of Operations........   19
    Business..........................   23
    Management........................   44
    Certain Transactions..............   52
    Principal Stockholders............   54
    Description of Capital Stock......   56
    Shares Eligible for Future Sale...   58
    Underwriting......................   60
    Legal Matters.....................   61
    Experts...........................   61
    Additional Information............   62
    Index to Consolidated Financial
      Statements......................  F-1

                               ------------------
       UNTIL FEBRUARY 22, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                2,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

                            -----------------------
                                   PROSPECTUS
                            -----------------------

                               HAMBRECHT & QUIST

                               ALEX.BROWN & SONS
                                 INCORPORATED

                         PACIFIC GROWTH EQUITIES, INC.
                                JANUARY 28, 1997

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